UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

<u>Cohesant Technologies Inc.</u>
(Name of Issuer)

<u>Common Stock, $0.001 Par Value Per Share</u>
(Title of Class of Securities)

<u>192480101</u>
(CUSIP Number)

Karen Park Gallivan, Esq.
Graco Inc.
88 11th Avenue Northeast
Minneapolis, Minnesota 55413
(612) 623-6604

With a copy to:

Joseph J. Humke
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
(612) 371-2453

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

<u>December 3, 2007</u>
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192480101			
1	Names of reporting persons Graco Inc. S.S. or I.R.S. Identification No. of above persons 41-0285640		
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐		
3	SEC use only		
4	Source of funds (see instructions) BK		
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐		
6	Citizenship or place of organization Minnesota		
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)	
	8	Shared voting power 1,524,148 (See Item 5)	
	9	Sole dispositive power 0 (See Item 5)	
	10	Shared dispositive power 0 (See Item 5)	
11	Aggregate amount beneficially owned by each reporting person 1,524,148 (See Item 5)		
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions) ☐		
13	Percent of class represented by amount in row (11) 44.5% (See Item 5)		

14	Type of reporting person (See instructions)
	CO

Item 1.   **Security and Issuer.**

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Cohesant Technologies Inc., a Delaware corporation ("Cohesant"). The address of Cohesant's principal executive offices is 5845 West 82nd Street, Suite 102, Indianapolis, Indiana 46278.

Item 2.   **Identity and Background.**

(a) – (c)   This statement is filed by Graco Inc., a Minnesota corporation ("Graco"). The address of Graco's principal business and principal office is 88 11th Avenue Northeast, Minneapolis, Minnesota 55413. Graco supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials.

Certain information with respect to the executive officers and directors of Graco is set forth on Schedule A, which is incorporated herein by reference.

(d)   During the last five (5) years, neither Graco nor, to the best of Graco's knowledge, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five (5) years, neither Graco nor, to the best of Graco's knowledge, any of the persons listed on Schedule A, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the persons listed on Schedule A is a citizen of the United States, except for Simon J. W. Paulis, who is a citizen of the Netherlands.

Item 3.   **Source and Amount of Funds or Other Consideration.**

As described in response to Item 4, each of Morton A. Cohen, Morris H. Wheeler, Robert W. Pawlak and Clarion Capital Corporation (each, a "Stockholder" and, collectively, the "Stockholders") entered into a Voting and Support Agreement (as defined below) with Graco as an inducement to Graco to enter into the Merger Agreement (as defined below) described in Item 4. Graco did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting and Support Agreements. In addition, the Stockholders granted Graco an irrevocable proxy for the purpose of voting the shares covered by the Voting and Support Agreements. Graco expects the consideration to be paid to the holders of Common Stock following consummation of the Merger (as defined below) will be provided from the credit facility of Graco and its subsidiaries.

Item 4.   **Purpose of the Transaction.**

(a) – (b) On December 3, 2007, Graco, Graco Indiana Inc., a Delaware corporation and a direct wholly owned subsidiary of Graco ("Merger Sub"), Cohesant, CIPAR Inc., a Delaware corporation and a direct wholly owned subsidiary of Cohesant ("CIPAR"), and GlasCraft Inc., an Indiana corporation and a direct wholly owned subsidiary of Cohesant ("GlasCraft"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). In addition, on December 3, 2007, Cohesant and CIPAR entered into a Separation Agreement (the "Separation Agreement"). The Separation Agreement contemplates that,

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immediately prior to the effective time of the Merger (as defined below), Cohesant will spin-off all of its non-GlasCraft business operations through a distribution of CIPAR stock (the "Spin-off"). Accordingly, at the effective time of the Merger, GlasCraft will be Cohesant's sole subsidiary. The Merger Agreement provides for the merger of Merger Sub with and into Cohesant (the "Merger"), with Cohesant continuing as the surviving corporation in the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement. Following the Merger, Cohesant will continue as a direct wholly owned subsidiary of Graco, and GlasCraft will continue as a direct wholly owned subsidiary of Cohesant and an indirect wholly owned subsidiary of Graco. A copy of the Merger Agreement is included as Exhibit 1 hereto, which is incorporated herein by reference. The description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1.

In connection with the execution of the Merger Agreement, in order to induce Graco to enter into the Merger Agreement, each of the Stockholders entered into a Voting and Support Agreement with Graco, in each case dated as of December 3, 2007 (each, a "Voting and Support Agreement" and, collectively, the "Voting and Support Agreements"). Pursuant to the Voting and Support Agreements, each Stockholder has agreed, among other things, subject to the terms and conditions of the Voting and Support Agreements: (a) to appear at any meeting of the stockholders of Cohesant or otherwise cause all outstanding shares of Common Stock owned by him or it to be counted as present for quorum purposes; (b) to vote all outstanding shares of Common Stock owned by him or it in favor of the approval and adoption of the "agreement of merger" (as such term is used in Section 251 of the Delaware General Corporation Law) contained in the Merger Agreement and any action required in furtherance thereof; (c) to vote all outstanding shares of Common Stock owned by him or it against any acquisition transaction other than the Merger and against any other transaction or proposal which could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or to deprive Graco of any material portion of the benefits anticipated by Graco to be received from the Merger or change the voting rights of the Common Stock; (d) to appoint Graco as his or her attorney and proxy in accordance with the Delaware General Corporation Law for purposes of securing the voting commitments described above; and (e) subject to certain limited exceptions, to not transfer, assign, sell, gift-over, pledge or otherwise dispose of or encumber any or all of the shares of Common Stock or options to acquire shares of Common Stock owned by him or it. The Voting and Support Agreements were executed by the Stockholders solely in their respective capacities as stockholders of Cohesant.

Each Voting and Support Agreement terminates upon the earliest to occur of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement; and (iii) the mutual agreement of the parties to such Voting and Support Agreement. The name of each Stockholder and the number of shares of Common Stock held by such Stockholder and subject to the applicable Voting and Support Agreement are set forth in Item 5. A copy of the Voting and Support Agreement between Graco and Morton A. Cohen is included as Exhibit 2 hereto, a copy of the Voting and Support Agreement between Graco and Morris H. Wheeler is included as Exhibit 3 hereto, a copy of the Voting and Support Agreement between Graco and Robert W. Pawlak is included as Exhibit 4 hereto and a copy of the Voting and Support Agreement between Graco and Clarion Capital Corporation is included as Exhibit 5 hereto. The description of the Voting and Support Agreements contained herein is qualified in its entirety by reference to Exhibits 2, 3, 4 and 5, each of which is incorporated herein by reference.

(c)   Not applicable.

(d)   Pursuant to the Merger Agreement, at the effective time of the Merger, the directors and executive officers of Merger Sub immediately prior to the Merger will become the directors and executive officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

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(e)   Not applicable.

(f)   During the period from the date of the Merger Agreement to the earlier of the effective time of the Merger and the termination of the Merger Agreement, the Merger Agreement prohibits Cohesant from paying any dividends on any capital stock of Cohesant (except for a semi-annual cash dividend declared prior to the date of the Merger Agreement and described in the Merger Agreement). In addition, prior to the effective time of the Merger, Cohesant will consummate the Spin-off in accordance with the Separation Agreement.

(g)   Pursuant to the Merger Agreement, (i) the certificate of incorporation of the surviving corporation in the Merger will be amended as of the effective time of the Merger to reflect the provisions of Merger Sub's certificate of incorporation, and (ii) the By-laws of Merger Sub as in effect immediately prior to the effective time of the Merger will be the bylaws of the surviving corporation in the Merger.

(h)-(i)   Upon consummation of the Merger, the Common Stock will be delisted from the Nasdaq National Market and will become eligible for termination of registration pursuant Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)   Other than as described above, Graco currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Graco reserves the right to develop such plans).

Item 5.   **Interest in Securities of Issuer**

(a) – (b)By virtue of the Voting and Support Agreements, Graco may be deemed to share with the Stockholders the power to vote the shares of Common Stock subject to the Voting and Support Agreements. Accordingly, as of the date hereof, by virtue of the Voting and Support Agreements, Graco may be deemed to be the beneficial owner of 1,524,148 shares of Common Stock, which represent 44.5% of the issued and outstanding shares of Common Stock as of November 30, 2007, based on Cohesant's representation in the Merger Agreement that there were 3,357,809 shares of Common Stock issued and outstanding at that date. Of the 1,524,148 shares of Common Stock which Graco may be deemed to beneficially own, 1,458,148 are issued and outstanding on the date hereof and 66,000 could be purchased under stock options exercisable within 60 days.

The following chart set forth the names of the Stockholders, the number of their shares of Common Stock (including shares issued and outstanding on the date hereof and shares which may be purchased under stock options exercisable within 60 days), and the percentage of Cohesant's issued and outstanding shares of Common Stock represented by such shares of Common Stock:

Stockholder	Number of Shares of Common Stock	Percentage(1)
Morton A. Cohen(2)	1,273,480	37.2%
Morris H. Wheeler	175,766	5.1%
Robert W. Pawlak	74,902	2.2%
Clarion Capital Corporation	1,175,980	34.3%

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(1)   Based on 3,357,809 shares of Common Stock outstanding as of November 30, 2007.

(2)   Includes 1,175,980 shares of Common Stock which are owned by Clarion Capital Corporation, of which Mr. Cohen is a principal.

Pursuant to Rule 13d-4 under the Act, this Schedule 13D shall not be deemed an admission that Graco is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the equity securities of Cohesant that are subject to the Voting and Support Agreements. Except as set forth in this Item 5, neither Graco nor, to the best of Graco's knowledge, any person identified on Schedule A hereto, beneficially owns any shares of Common Stock.

(c)   Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by Graco or, to the best of Graco's knowledge, any person identified on Schedule A hereto, during the last 60 days.

(d)-(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D and the agreements and other documents set forth on the Exhibits attached hereto are incorporated herein by reference. To the best knowledge of Graco, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of Cohesant, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Cohesant.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1   Agreement and Plan of Merger, dated as of December 3, 2007, by and among Graco, Merger Sub, Cohesant, CIPAR and GlasCraft.

Exhibit 2   Voting and Support Agreement, dated as of December 3, 2007, by and between Graco and Morton A. Cohen.

Exhibit 3   Voting and Support Agreement, dated as of December 3, 2007, by and between Graco and Morris H. Wheeler.

Exhibit 4   Voting and Support Agreement, dated as of December 3, 2007, by and between Graco and Robert W. Pawlak.

Exhibit 5   Voting and Support Agreement, dated as of December 3, 2007, by and between Graco and Clarion Capital Corporation.

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SIGNATURE

After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2007


GRACO INC.

By: Karen Park Gallivan
Its: Vice President, General Counsel
        and Secretary


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SCHEDULE A

Name	Business Address	Principal Occupation
Board of Directors		
Robert G. Bohn	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
William J. Carroll	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Jack W. Eugster	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
J. Kevin Gilligan	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Patrick J. McHale	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Lee R. Mitau	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Marti Morfitt	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Mark H. Rauenhorst	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
William G. Van Dyke	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
R. William Van Sant	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Company Director
Executive Officers		
Caroline M. Chambers	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and Controller
Karen Park Gallivan	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President, General Counsel and Secretary
James A. Graner	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Chief Financial Officer and Treasurer
Dale D. Johnson	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Contractor Equipment Division

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D. Christian Koch	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Asia Pacific
David M. Lowe	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Industrial Products Division
Patrick J. McHale	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	President and Chief Executive Officer
Simon J. W. Paulis	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Europe
Charles L. Rescorla	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President, Manufacturing/Distribution Operations
Mark W. Sheahan	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Chief Administrative Officer
Fred A. Sutter	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Applied Fluid Technologies Division
Brian J. Zumbolo	88 11th Avenue Northeast, Minneapolis, Minnesota 55413	Vice President and General Manager, Lubrication Equipment Division

Doc# 2468952\3

Exhibit 1

AGREEMENT AND PLAN OF MERGER

by and among

GRACO INC.,

GRACO INDIANA INC.,

COHESANT TECHNOLOGIES INC.,

CIPAR INC.

and

GLASCRAFT INC.

DATED AS OF DECEMBER 3, 2007

TABLE OF CONTENTS

Doc# 2454965\8

EXHIBITS AND SCHEDULES

Exhibit A   Form of Voting and Support Agreement

Exhibit B   Form of Restrictive Covenant Agreement

Exhibit C   Form of Separation Agreement

Exhibit D   Form of Tax Matters Agreement

Exhibit E   Form of Transition Services Agreement

Exhibit F   Examples of Per Share Merger Consideration Calculation

Company Disclosure Letter

Doc# 2454965\8

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is made and entered into as of the 3rd day of December, 2007 by and among GRACO INC., a Minnesota corporation ("Parent"), GRACO INDIANA INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), COHESANT TECHNOLOGIES, INC, a Delaware corporation ("Company"), GLASCRAFT INC., an Indiana corporation and a wholly owned subsidiary of Company ("Company Sub") and CIPAR Inc., a Delaware corporation ("CIPAR").

WHEREAS, the Boards of Directors of each of Parent, Merger Sub, Company, Company Sub and CIPAR deem advisable and in the best interests of their respective stockholders to merge Merger Sub with and into Company (the "Merger") upon the terms and conditions set forth herein and in accordance with the Delaware General Corporation Law (the "DGCL") (Company, following the effectiveness of the Merger, being hereinafter sometimes referred to as the "Surviving Corporation");

WHEREAS, the Boards of Directors of Parent, Merger Sub, Company, Company Sub and CIPAR have approved, and the sole stockholder of Merger Sub, Company Sub and CIPAR have approved, this Agreement and the Merger pursuant to which Merger Sub will merge with and into Company and each outstanding share of Company common stock, par value $.001 per share, and each outstanding share (if any) of Company preferred stock, par value $.001 per share (the "Company Stock"), excluding any Company Dissenting Shares (as defined below), will be converted into the right to receive the Per Share Merger Consideration (as defined below) upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Company has unanimously resolved to recommend adoption of the agreement of the Merger and the transactions contemplated hereby by the stockholders of Company;

WHEREAS, immediately prior to the Effective Time of the Merger (as defined below), Company will effect the Restructuring and Spin Off (each, as defined below) such that, at the Effective Time of the Merger, Company Sub is the sole subsidiary of the Company;

WHEREAS, as an inducement to and condition of Parent's willingness to enter into this Agreement, certain of the directors and executive officers of the Company are each entering into a Voting and Support Agreement (each, a "Voting and Support Agreement"), each substantially in the form attached as Exhibit A, concurrently with the execution of this Agreement; and

NOW, THEREFORE, on the basis of the foregoing recitals and in consideration of the respective covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

ARTICLE 1.
DEFINITIONS

1.1   Certain Defined Terms. Except as otherwise expressly provided for in this Agreement, or unless the context otherwise requires, as used throughout this Agreement the following terms shall have the respective meanings specified below:

1

"Acceptable Confidentiality Agreement" has the meaning set forth in Section 6.3(a).

"Acquisition Proposal" has the meaning set forth in Section 6.3(a).

"Affiliate" of, or a Person "Affiliated" with, a specific Person(s) is a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person(s) specified.

"Affiliated Group" means, with respect to any entity, a group of entities required or permitted to file consolidated, combined or unitary Tax Returns (as defined herein).

"Alternative Acquisition Agreement" has the meaning set forth in Section 6.3(d).

"American Chemical" means American Chemical Company, a Missouri corporation, which was a Subsidiary of Cohesant prior to the date hereof and was dissolved prior to the date hereof.

"Assumed Transaction Expenses and Debt" means all of the following costs, expenses and liabilities, but only to the extent (a) not paid or satisfied on or before the Effective Time of the Merger and (b) Company, Company Sub, Parent or Surviving Corporation is or will be liable therefor (whether directly or indirectly, as a guarantor or otherwise) following the Effective Time of the Merger:

   (A) all costs and expenses (including legal, accounting, investment banking, advisory and other fees and expenses) incurred by Company, Company Sub or the Spun-Off Entities relating to the Restructuring and Spin Off;

   (B) all costs and expenses (including legal, accounting, investment banking, advisory and other fees and expenses) incurred by Company, Company Sub or the Spun-Off Entities in connection the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, (1) the Transaction and Retention Bonuses, (2) the employer portion of all employment tax, including FICA, Medicare and any other taxes due with respect to Company Stock Options and Transaction and Retention Bonuses, (3) any payments made to, or associated with, the termination of any employees of Company or its Subsidiaries at or prior to the Closing, (4) the broker, fairness and other fees payable to Western Reserve Partners, LLC, (5) all costs, expenses and premiums associated with the D&O Insurance to be purchased pursuant to Section 6.11 and (6) the amount of any lost tax benefit to the extent resulting from the inability to deduct any "excess parachute payment" under Section 280G of the Code; and

   (C) all Debt.

"Assumed Transaction Expenses and Debt Pay-Off Letters" has the meaning set forth in Section 6.12.

"Benefit Arrangements" has the meaning set forth in Section 4.20(b).

"Book Entry Shares" has the meaning set forth in Section 2.5(b).

"Business" shall mean the business historically operated by GlasCraft, including the business of designing, assembling, developing, manufacturing and selling specialized dispense equipment systems, including, without limitation, metering and pumping units, spray, pour and injection guns, and specialty engineered products, as well as replacement parts, auxillary components, supplies and accessories for, or used in the operation of, such equipment; provided, however, that the definition of Business shall exclude the following: the design, assembly and sale by the Spun-Off Entities to their licensees and franchisees (for their own use and not for resale) of specialized equipment systems for dispensing epoxies and other specialty coatings (it being acknowledged and agreed that the Spun-Off Entities are not in the business of manufacturing any pumps, proportioners or other component parts of such systems).

"Business Day" means any day other than a Saturday, Sunday or other day on which banks in New York or Minnesota are required or authorized by law to be closed.

"Capitalization Date" has the meaning set forth in Section 4.2(a).

"Certificate of Merger" has the meaning set forth in Section 3.2.

"Certificates" has the meaning set forth in Section 2.5(b).

"Change in Company Recommendation" has the meaning set forth in Section 6.3(d).

"Closing" has the meaning set forth in Section 3.1.

"Closing Date" has the meaning set forth in Section 3.1.

"CIPAR" has the meaning set forth in the recitals.

"CMI" means Cohesant Materials, Inc., an Oklahoma corporation.

"Code" means the Internal Revenue Code of 1986, as amended.

"Cohesant Canada" means Cohesant Infrastructure Protection and Renewal of Canada Ltd., a corporation organized under the laws of Canada.

"Commencement Date" has the meaning set forth in Section 12.3.

"Common Stock" has the meaning set forth in Section 4.2(a).

"Company" has the meaning set forth in the introductory paragraph of this Agreement.

"Company Sub" has the meaning set forth in the introductory paragraph of this Agreement.

"Company Disclosure Letter" means that letter designated as such which has been delivered by Company and Company Sub to Parent concurrently with the execution and delivery of this Agreement.

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"Company Dissenting Shares" has the meaning set forth in Section 2.2(c).

"Company Option List" has the meaning set forth in Section 4.2(b).

"Company Patents" has the meaning set forth in Section 4.25(b).

"Company Property" has the meaning set forth in Section 4.12(b).

"Company Recommendation" has the meaning set forth in Section 4.6.

"Company Registered IP" has the meaning set forth in Section 4.12(b).

"Company Registered Marks" has the meaning set forth in Section 4.12(b).

"Company Requisite Vote" has the meaning set forth in Section 4.23.

"Company Restricted Stock" means any right to acquire Company Stock issued pursuant to the Company Stock Option Plans, other than under Company Stock Options.

"Company SEC Documents" has the meaning set forth in Section 4.5(a).

"Company Stock" has the meaning set forth in the second recital of this Agreement.

"Company Stock Merger Consideration" means the product of the Per Share Merger Consideration, multiplied by the Number of Outstanding Shares.

"Company Stock Option" means any option or right to acquire Company Stock issued pursuant to the Company Stock Option Plans.

"Company Stock Option Plans" means, collectively, the 1994 Employee Stock Option Plan and the 2005 Long-Term Incentive Plan, in each case as amended.

"Company Stockholders' Meeting" has the meaning set forth in Section 6.8.

"Company Sub" has the meaning set forth in the recitals.

"Confidentiality Agreement" means that certain Confidentiality Agreement dated June 22, 2007, by and between Parent and Company, so as to allow Parent access to certain materials of Company.

"Contract" has the meaning set forth in Section 4.6.

"Copyrights" has the meaning set forth in Section 4.25(b).

"CuraFlo BC" means CuraFlo of British Columbia Ltd., a corporation organized under the laws of British Columbia.

"CuraFlo Franchising" means CuraFlo Franchising, Inc., a Delaware corporation, formerly known as CIPAR Franchising, Inc.

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"CuraFlo Services" means CuraFlo Services, Inc., a Delaware corporation, formerly known as CIPAR Services, Inc.

"CuraFlo Spincast" means CuraFlo Spincast Services, Inc., a Delaware corporation.

"Debt" means (i) indebtedness for borrowed money, (ii) indebtedness secured by any Encumbrance on property owned, (iii) indebtedness evidenced by notes, bonds, debentures or similar instruments, (iv) capital leases, including, without limitation, all amounts representing the capitalization of rentals in accordance with GAAP, (v) "earnouts" and similar payment obligations, (vi) guarantees with respect to liabilities of a type described in any of clauses (i) through (v) above, and (vii) interest, penalties, premiums, fees and expenses related to any of the foregoing.

"Deferred Compensation Plans" has the meaning set forth in Section 4.20(f).

"DGCL" has the meaning set forth in the first recital of this Agreement.

"D&O Insurance" has the meaning set forth in Section 6.11.

"Effective Time of the Merger" means the date and time at which the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such time thereafter as shall be agreed to by the parties and specified in the Certificate of Merger.

"Employee Plans" has the meaning set forth in Section 4.20(a).

"Encumbrance" shall mean any option, pledge, security interest, lien, charge, encumbrance or restriction (whether on voting or disposition or otherwise), whether imposed by agreement, understanding, law or otherwise.

"Environmental Regulations" has the meaning set forth in Section 4.12(b).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliates" has the meaning set forth in Section 4.20(a).

"Excess Assumed Transaction Expenses and Debt" means the amount, if any, by which the balance of (A) the Merger Consideration plus the Assumed Transaction Expenses and Debt, minus (B) the Option Shares Exercise Cash Amount, exceeds $35,000,000. If the balance of (i) the Merger Consideration plus the Assumed Transaction Expenses and Debt, minus (ii) the Option Shares Exercise Cash Amount, is equal to or less than $35,000,000, the Excess Assumed Transaction Expenses and Debt shall be deemed to be zero (0).

"Excess Proceeds" has the meaning set forth in Section 2.3(c).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Agent" means Wells Fargo Bank Minnesota, N.A. or another bank proposed by Parent and reasonably acceptable to Company.

"Exchange Fund" has the meaning set forth in Section 2.5(a) hereof.

"Executive Employment Agreements" mean the employment agreements between the Company and certain officers of the Company described in Section 1.1 of the Company Disclosure Letter.

"Expenses" has the meaning set forth in Section 15.1 hereof.

"Financial Statements" means (i) the audited consolidated financial statements of Company consisting of the balance sheets as of November 30, 2006 and 2005, the related statements of income, stockholders' equity and cash flows for the years then ended and the related notes thereto and related opinions of Ernst & Young LLP thereon for the years then ended, in each case contained in the Company's Annual Report on Form 10-KSB, (ii) the unaudited financial statements of the Company consisting of the balance sheet as of August 31, 2007, and the related statements of operations and cash flows for the period then ended, contained in the Company's Quarterly Report on Form 10-QSB filed with the SEC on October 10, 2007 and (iii) the balance sheet of the Company and Company Sub as of August 31, 2007, which is set forth on Section 1.1 of the Company Disclosure Letter prepared on a pro forma basis assuming the Restructuring and Spin Off was completed as of that date (the "GlasCraft Balance Sheet").

"GAAP" means United States generally accepted accounting principles consistently applied during the periods involved.

"GlasCraft Balance Sheet" has the meaning set forth in the definition of Financial Statements.

"Governmental Entity" means any court, tribunal or judicial or arbitral body in any jurisdiction or any United States federal, state, municipal or local or any foreign or other governmental, regulatory (including stock exchange) or administrative authority, agency or instrumentality.

"Hazardous Materials" has the meaning set forth in Section 4.12(b).

"Intellectual Property" has the meaning set forth in Section 4.25(a).

"IRS" means the Internal Revenue Service.

"IRS Guidance" has the meaning set forth in Section 4.20(f).

"Loss" means, with respect to any Person, any liability, cost, damage, deficiency, penalty, fine, Encumbrance, fee, or other loss or expense, including court costs and reasonable attorneys' fees and expenses, whether or not arising out of a third party claim, against or affecting such Person, but excluding punitive damages (other than punitive damages that an Indemnified Party is required to pay to an unaffiliated third party).

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"Marks" has the meaning set forth in Section 4.25(a)

"Material Adverse Effect" means an event, change, effect, development, condition or occurrence (1) that is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), business, properties, assets, liabilities, or results of operations of Company or the Surviving Corporation, taken as a whole, or (2) that materially impairs or materially delays the ability of the Company to consummate the Restructuring and Spin Off or to consummate the transactions contemplated hereby; provided, however, that, with respect to clause (1) of this definition, in determining whether there is a Material Adverse Effect, there shall be excluded effects to the extent arising or resulting from: (i) any change in GAAP or regulatory accounting requirements applicable to Company generally, (ii) any general social, political, economic, environmental or natural condition, change, effect, event or occurrence, including changes in prevailing interest rates, currency exchange rates or general economic or market conditions, the effects of which on Company or the Surviving Corporation are not materially disproportionate, compared with other companies operating in the same industry segments in which Company operates, (iii) any action or omission by Company taken at the written request or with the prior written consent of Parent or Merger Sub, and (iv) the undertaking and performance or observance of the obligations contemplated by this Agreement or the Separation Agreement or the consummation of the transactions contemplated hereby or thereby, including the public announcement of the transactions contemplated by this Agreement.

"Merger" has the meaning set forth in the first recital of this Agreement.

"Merger Consideration" means the sum of the Company Stock Merger Consideration and the Option Shares Merger Consideration.

"Merger Sub" has the meaning set forth in the introductory paragraph of this Agreement.

"Notice Period" has the meaning set forth in Section 6.3(d).

"Number of Outstanding Shares" means the total number of shares of Company Stock outstanding immediately prior to the Effective Time of the Merger, including shares of vested Company Restricted Stock (if any) and shares of Company Stock that have been issued in connection with the exercise of any Company Stock Options prior to the Effective Time of the Merger.

"Number of Unexercised Company Stock Option Shares" means the total number of shares of Company Stock issuable in respect of all Unexercised Company Stock Options.

"Option Shares Exercise Cash Amount" has the meaning set forth in Section 2.3(c).

"Option Shares Exercise Price Account" has the meaning set forth in Section 2.3(c).

"Option Shares Merger Consideration" has the meaning set forth in Section 2.3(a). The Option Shares Consideration shall be set forth in a certificate (the "Option Shares Merger Consideration Certificate"), jointly executed and delivered by the Chief Financial Officer of each of Company and CIPAR, setting forth and certifying as to the accuracy of the calculation of the Option Shares Merger Consideration.

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"Option Shares Merger Consideration Certificate" has the meaning set forth in the definition of Option Shares Merger Consideration.

"Parent" has the meaning set forth in the introductory paragraph of this Agreement.

"Patents" has the meaning set forth in Section 4.25(a).

"Per Share Merger Consideration" means the value (rounded down to the nearest whole $0.01 and taking into account the effect of the Per Share Merger Consideration on, among other things, the calculation of the Option Shares Merger Consideration, the Company Stock Merger Consideration and the Merger Consideration) which results in the balance of (A) the Merger Consideration, plus the Assumed Transaction Expenses and Debt, minus (B) the Option Shares Exercise Cash Amount, being equal to $35,000,000. Notwithstanding the foregoing, in the event that the Per Share Merger Consideration, based upon the foregoing calculation, is less than $9.05, the Per Share Merger Consideration shall be revised upward to $9.05 (thereby resulting in CIPAR assuming the Excess Assumed Transaction Expenses and Debt and making payment of the Excess Assumed Transaction Expenses and Debt to Company as provided in Section 6.12), and in the event that the Per Share Merger Consideration, based upon the foregoing calculation, is greater than $9.55, the Per Share Merger Consideration shall be revised downward to $9.55 (thereby resulting in Company's payment to CIPAR of the Excess Proceeds as provided in Section 2.3(c)). Examples of the calculation of the Per Share Merger Consideration are set forth on Exhibit F hereto. The Per Share Merger Consideration shall be set forth in a certificate (the "Per Share Merger Consideration Certificate"), jointly executed and delivered by the Chief Financial Officer of each of Company and CIPAR, setting forth and certifying as to the accuracy of the calculation of the Assumed Transaction Expenses and Debt (including that such calculation includes all amounts owing to all payees in respect of all Assumed Transaction Expenses and Debt), the Number of Outstanding Shares, the Number of Unexercised Company Stock Option Shares, the Company Stock Merger Consideration, the Option Shares Merger Consideration and the calculation of the Per Share Merger Consideration.

"Per Share Merger Consideration Certificate" has the meaning set forth in the definition of Per Share Merger Consideration.

"Person" means any individual, corporation, association, partnership, limited liability company, trust, joint venture, other entity, unincorporated organization, government or governmental department or agency or other Governmental Entity.

"Preferred Stock" has the meaning set forth in Section 4.2(a).

"Proxy Statement" means the joint proxy and information statement, together with any amendments or supplements thereto, to be used to solicit proxies for the Company Stockholders' Meeting in connection with the Merger and to provide holders of Company Stock with information relevant to the Restructuring and Spin Off.

"Representatives" has the meaning set forth in Section 6.3(a).

"Restrictive Covenant Agreements" means those certain Restrictive Covenant Agreements entered into by and among Parent, Company, Company Sub and the Persons identified in Section 11.5, substantially in the form attached as Exhibit B.

"Restructuring" has the meaning set forth in Section 6.10.

"Scheduled Contract" has the meaning set forth in Section 4.15.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Separation Agreement" means the Separation Agreement to effect the Restructuring and Spin Off by and between Company and CIPAR dated as of the date of this Agreement in the form attached hereto as Exhibit C. The transactions contemplated by the Separation Agreement are, by the terms of the Separation Agreement, to be consummated at or prior to the Effective Time of the Merger.

"Spin Off" has the meaning set forth in Section 6.10.

"Spun-Off Entities" means the CIPAR, CMI, CuraFlo Services, CuraFlo Spincast, CuraFlo Franchising and CuraFlo BC.

"Subsidiary" of a Person means any current or former corporation, partnership, limited liability company or other business entity of which more than 25% of the voting power is or was owned or controlled by such Person.

"Sub Stock" has meaning set forth in Section 4.2(a).

"Superior Proposal" has the meaning set forth in Section 6.3(b).

"Surviving Corporation" has the meaning set forth in the first recital of this Agreement.

"Tangible Assets" has the meaning set forth in Section 4.8.

"Tank" has the meaning set forth in Section 4.12(b).

"Tax" or "Taxes" means (i) any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, corporation and estimated taxes, custom duties, fees, assessments and charges of any kind whatsoever; (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an Affiliated Group for any taxable period or as a result of being a Person required by law to withhold or collect taxes imposed on another Person; (iii) any liability for the payment of amounts of the type described in (i) and (ii) as a result of being a transferee of, or a successor-in-interest to, any Person, or as a result of an express or implied obligation to indemnify any Person (including by reason of a tax sharing, tax reimbursement or tax indemnification agreement); and (iv) any and all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any amounts described in clause (i), (ii) or (iii) above.

"Tax Matters Agreement" means the Tax Matters Agreement between Company and CIPAR dated as of the date of, or on a date preceding, the consummation of the transactions contemplated by the Separation Agreement, in the form attached hereto as Exhibit D.

"Transition Services Agreement" means the Transition Services Agreement between Company and CIPAR dated as of, or on a date preceding, the consummation of the transactions contemplated by the Separation Agreement, in the form attached hereto as Exhibit E.

"Tax Returns" means all returns, declarations, reports, information returns, statements, elections, disclosures and schedules required to be filed in respect of any Taxes (including any attachments thereto or amendments thereof).

"Termination Date" has the meaning set forth in Section 13.1(e).

"Termination Fee" has the meaning set forth in Section 13.2(b).

"Trade Secrets" has the meaning set forth in Section 4.25(a).

"Transaction and Retention Bonuses" means any employee bonuses, change of control payments, retention bonuses or similar payments made or triggered in connection with the transactions contemplated hereby, including any and all payments to be made under the Executive Employment Agreements in accordance with Section 12.1 hereof.

"Unexercised Company Stock Options" means all outstanding vested Company Stock Options that have not been exercised prior to the Effective Time of the Merger.

"Voting and Support Agreement" has the meaning set forth in the recitals.

1.2   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. A reference herein to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

ARTICLE 2.
TERMS OF MERGER

2.1   Effect of Merger and Surviving Corporation. At the Effective Time of the Merger, Merger Sub will be merged with and into Company pursuant to the terms, conditions and

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provisions of this Agreement and in accordance with the applicable provisions of the DGCL, and the separate corporate existence of Merger Sub shall cease and Company shall continue as the Surviving Corporation of the Merger. The Merger will have the effects set forth in the DGCL.

2.2   Stock of Company. Subject to Section 2.6, each share of Company Stock issued and outstanding immediately prior to the Effective Time of the Merger shall, without any further action on the part of Company or the holders of such shares, be treated on the basis set forth in this Section 2.2.

(a)   All shares of Company Stock that are owned by Company as treasury stock and all shares of Company Stock that are owned directly or indirectly by Company or Parent shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor.

(b)   At the Effective Time of the Merger, each issued and outstanding share of Company Stock (other than shares to be cancelled in accordance with Section 2.2(a)) shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be canceled and cease to be an issued and outstanding share of Company Stock and (except for Company Dissenting Shares) converted solely into the right to receive, without interest, the Per Share Merger Consideration.

(c)   Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock that are issued and outstanding as of the Effective Time of the Merger and that are held by a stockholder of Company who has properly exercised such holder's appraisal rights under the DGCL (the "Company Dissenting Shares") shall not be converted into the right to receive the Per Share Merger Consideration unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder's right to dissent from the Merger under the DGCL and to receive such consideration as may be determined to be due with respect to such Company Dissenting Shares pursuant to and subject to the requirements of the DGCL. The holders of Company Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL. If any such holder fails to perfect or effectively withdraws or loses such right at the Effective Time of the Merger, each share of such holder's Company Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time of the Merger, the right to receive, without any interest thereon, the Per Share Merger Consideration. Company shall give Parent (i) prompt notice of any notice or demands for appraisal or payment for shares of Company Stock received by Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands or notices. Company shall not, without the prior written consent of Parent, or as required by DGCL, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

2.3   Company Stock Options; Company Restricted Stock(a)   As soon as practicable following the date of this Agreement, the Board of Directors of Company (or, if appropriate, any committee administering the Company Stock Option Plans) shall take such actions as are required to: (i) provide that the vesting of each outstanding Company Stock Option shall automatically accelerate so that each such Company Stock Option shall, prior to the Closing Date, become fully vested and fully exercisable for all the shares of Company Stock at the time subject to such Company Stock Option and may be exercised by the holder thereof for any or all

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of such shares as fully vested shares of Company Stock; (ii) provide that the vesting of each outstanding share of Company Restricted Stock (if any) shall automatically accelerate so that each such outstanding share of Company Restricted Stock shall, prior to the Closing Date, become fully vested; and (iii) provide that, upon the Effective Time of the Merger, each outstanding Unexercised Company Stock Option shall be cancelled (and each holder of an Unexercised Company Stock Option shall cease to have any rights with respect thereto except as provided in this Section 2.3(a)(iii)) in exchange for a cash payment by Company of an amount equal to the sum of the following in respect of each share of Company Stock subject to such Unexercised Company Stock Option: (A) the excess, if any, of (x) the Per Share Merger Consideration, over (y) the exercise price per share of such share of Company Stock subject to such Unexercised Company Stock Option (the "Option Shares Merger Consideration"). For example, if the Per Share Merger Consideration is equal to $9.50 and if, under an Unexercised Stock Option, the holder thereof could purchase 40 shares of Company Stock at an exercise price of $4.00 and 60 shares of Company Stock at an exercise price of $5.00, then the Option Shares Merger Consideration in respect of such Unexercised Company Stock Option would be equal to $490.00 (i.e., ($9.50 - $4.00)*40 + ($9.50 - $5.00)*60).

(b)   The Board of Directors of Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such actions as are required to delete as of the Effective Time of the Merger the provision in any other Benefit Arrangements of Company providing for the issuance, transfer or grant of any capital stock of Company or any interest in respect of any capital stock of Company and to ensure that following the Effective Time of the Merger no holder of a Company Stock Option or any participant in any Company Stock Plan or other Company Benefit Arrangement shall have any right thereunder to acquire any capital stock of Company or the Surviving Corporation.

(c)   In the event that the holder of a Company Stock Option exercises such Company Stock Option prior to the Effective Time of the Merger to purchase a share of Company Stock, the exercise price paid by such holder for such share of Company Stock under such Company Stock Option shall be retained by the Company in a separate cash account (the "Option Shares Exercise Price Account"), shall be considered an asset of the Company as of the Effective Time of the Merger and shall not be used or applied by Company for any purpose until after the Effective Time of the Merger. For purposes of this Agreement, "Option Shares Exercise Cash Amount" means the aggregate amount of cash in the Option Shares Exercise Price Account at the Effective Time of the Merger. In the event that the balance of (A) the Merger Consideration plus the Assumed Transaction Expenses and Debt, minus (B) the Option Shares Exercise Cash Amount, is less than $35,000,000, then immediately following the Effective Time of the Merger, Parent shall cause Company to pay to CIPAR, by wire transfer of immediately available funds out of the Option Shares Exercise Price Account, or to the extent such funds are insufficient, from funds of Parent, an amount (such amount being the "Excess Proceeds") equal to the amount by which $35,000,000 exceeds the balance of (A) the Merger Consideration plus the Assumed Transaction Expenses and Debt, minus (B) the Option Shares Exercise Cash Amount.

2.4   Effect on Merger Sub Stock. At the Effective Time of the Merger, each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

2.5   Exchange Procedures.

(a)   (i)   At the Effective Time of the Merger, Parent shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Stock outstanding immediately prior to the Effective Time of the Merger, for exchange in accordance with this Section 2.5 through the Exchange Agent, cash in the amount of that portion of the Company Stock Merger Consideration payable to such holders of Company Stock pursuant to Section 2.2 in exchange for their shares of Company Stock (collectively, the "Exchange Fund"). Such amounts may be invested by the Exchange Agent as directed by Merger Sub or, after the Effective Time of the Merger, the Surviving Corporation; provided that such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

(ii)   At the Effective Time of the Merger, Parent shall deposit with the payroll agent for the Company for the benefit of the holders of Unexercised Company Stock Options the Option Share Merger Consideration; provided, however, that the Parent shall directly pay to any director of the Company who holds Unexercised Company Stock Options their respective share of the Option Share Merger Consideration. The payroll agent shall then issue checks to the employees of the Company and its subsidiaries in amounts equal to such employee's share of the Option Share Merger Consideration, less applicable withholding taxes.

(b)   Parent shall direct the Exchange Agent to mail, promptly after the Effective Time of the Merger, to each holder of record of shares of Company Stock which are represented by (x) a certificate or certificates which immediately prior to the Effective Time of the Merger represented outstanding shares of Company Stock (the "Certificates") or (y) an entry to that effect in the shareholder records maintained on behalf of Company by the Company stock transfer agent (the "Book Entry Shares"), whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.2 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates (if any) shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates or authorizing transfer and cancellation of Book Entry Shares in exchange for the Per Share Merger Consideration applicable to such Certificates or Book Entry Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, or authorizing transfer of Book Entry Shares, together with such letter of transmittal, duly executed, the holder of such shares of Company Stock shall be entitled to receive in exchange therefor that portion of the Company Stock Merger Consideration which such holder has the right to receive pursuant to Section 2.2 hereof (less any withholding Taxes pursuant to Section 2.11), and any Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.5, each Certificate and any Book Entry Shares shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or transfer of the Book Entry Shares, as the case may be, as contemplated by this Section 2.5. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Company

Stock that are not Book Entry Shares should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder shall, if required by Parent or Exchange Agent, deliver in lieu thereof a bond in form and substance and with surety reasonably satisfactory to Parent and shall be entitled to receive that portion of the Company Stock Merger Consideration to be paid in consideration therefor in accordance with Section 2.2 hereof (less any withholding Taxes pursuant to Section 2.11).

(c)   No interest shall be paid or accrued for the benefit of holders of the Certificates or Book Entry Shares on that portion of the Company Stock Merger Consideration payable in respect thereof. If payment of any portion of the Company Stock Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the Company Stock Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Parent that such Tax either has been paid or is not applicable.

(d)   If, after the Effective Time of the Merger, Certificates or Book Entry Shares are presented to Parent for any reason, they shall be canceled and exchanged as provided in this Agreement, subject to the other provisions of this Article 2.

(e)   Any portion of the Exchange Fund which remains undistributed to the former stockholders of Company following the passage of twelve months after the Effective Time of the Merger shall be delivered (together with any income received with respect thereto) to the Surviving Corporation, upon demand, and any former stockholders of Company who have not theretofore complied with this Section 2.5 shall thereafter look only to the Surviving Corporation and/or Parent, subject to any applicable abandoned property, escheat or similar law, only as general creditors thereof for payment of their claim for that portion of the Company Stock Merger Consideration payable in consideration for any Certificate or transfer of any Book Entry Shares.

(f)   Any portion of the Exchange Fund remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interests of any Person previously entitled thereto. Except as otherwise required by law, none of the Exchange Agent, Parent, Company or the Surviving Corporation shall be liable to any former holder of shares of Company Stock or any other Person for any consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.6   Adjustments. If after the date hereof and on or prior to the Effective Date of the Merger, the outstanding shares of Company Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur, the Per Share Merger Consideration shall be adjusted accordingly to provide to the

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holders of Company Stock the same economic effect as contemplated by this Agreement prior to such event.

2.7   Directors of Surviving Corporation. At the Effective Time of the Merger, the Board of Directors of the Surviving Corporation shall be comprised of the persons serving as directors of Merger Sub immediately prior to the Effective Time of the Merger. Such persons shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

2.8   Executive Officers of Surviving Corporation. At the Effective Time of the Merger, the executive officers of the Surviving Corporation shall be comprised of the persons serving as executive officers of Merger Sub immediately prior to the Effective Time of the Merger. Such persons shall serve until the earlier of their resignation or termination.

2.9   No Further Ownership Rights in Stock. The applicable portion of the Company Stock Merger Consideration delivered upon the surrender for exchange of shares of Company Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to ownership of such shares of stock. At and after the Effective Time of the Merger, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding immediately prior to the Effective Time of the Merger, and upon delivery of the Per Share Merger Consideration upon surrender for exchange of Company Stock, each such share of Company Stock shall be canceled.

2.10   Certificate of Incorporation and Bylaws. The Certificate of Incorporation of Company as in effect immediately prior to the Effective Time of the Merger shall, at the Effective Time of the Merger and by virtue of the Merger, be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time of the Merger and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law. The Bylaws of Merger Sub as in effect immediately prior to the Effective Time of the Merger shall, by virtue of the Merger and without any further action on the part of Company or Merger Sub, be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by law.

2.11   Withholding Taxes. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct, withhold and transmit to the proper tax authorities from the consideration otherwise payable to any former holder of shares of Company Stock, Company Stock Options or Company Restricted Stock (if any) pursuant to this Agreement any stock transfer Taxes and such other amounts as are required to be withheld under the Code, or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so withheld and transmitted, such withheld and transmitted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the share of Company Stock, Company Stock Option or Company Restricted Stock (if any) in respect of which such deduction and withholding was made.

ARTICLE 3.
THE CLOSING

3.1   Closing Date. The closing of the Merger (the "Closing") shall take place at the offices of Lindquist & Vennum P.L.L.P., 80 South Eighth Street, Suite 4200, Minneapolis, MN, at 10:00 a.m. Minneapolis time, on the last day of the calendar month in which the last of the conditions specified in Articles 9, 10 and 11 (excluding, for purposes of this Section 3.1, conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the fulfillment of such conditions at the Closing) have been fulfilled or waived (if permissible), or such other earlier date or at such other place as Parent may select. The date on which the Closing actually occurs is referred to herein as the "Closing Date."

3.2   Certificate of Merger. Subject to the provisions of this Agreement, the parties shall cause a certificate of merger (the "Certificate of Merger") to be duly prepared and executed in such form as required by and in accordance with the relevant provisions of the DGCL and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, on the Closing Date.

3.3   Further Assurances. At the Closing, the parties hereto shall deliver, or cause to be delivered, such documents or certificates as may be necessary in the reasonable opinion of counsel for any of the parties, to effectuate the transactions contemplated by this Agreement. If, at any time after the Effective Time of the Merger, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, or record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Company; or (b) otherwise carry out the provisions of this Agreement, Company and the officers and directors of Company shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney, and the Surviving Corporation and the officers and directors of the Surviving Corporation shall be authorized in the name of and on behalf of Company to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of Company or otherwise to take any and all such action.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF COMPANY AND COMPANY SUB

The following representations and warranties by Company and Company Sub to Parent and Merger Sub are qualified by reference to the correspondingly numbered section of the Company Disclosure Letter; provided, however, that an exception or matter disclosed with respect to one representation or warranty shall also be deemed disclosed with respect to each other warranty or representation to which the exception or matter reasonably relates to the extent such relationship is reasonably apparent on the face of the disclosure contained in the Company Disclosure Letter. Except as expressly stated as applicable to one or more of the Spun-Off Entities, including by referencing the Company's Subsidiaries, no representations and warranties are being made in this Agreement by the Company with respect to the Spun-Off Entities, the

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parties acknowledging that the representations and warranties being made in this Agreement, except as otherwise stated, pertain to Company Sub and Company. The inclusion of any item in such Company Disclosure Letter shall not be deemed an admission that such item is a material fact, event or circumstance or that such item has or had, individually or in the aggregate, a Material Adverse Effect. Subject to the preceding sentences of this paragraph, Company and Company Sub, jointly and severally, hereby represent and warrant to Parent and Merger Sub as follows:

4.1   Incorporation, Standing and Power.

(a)   Company has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is duly qualified to do business in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Company has delivered to Parent true and correct copies of the Company's Certificate of Incorporation and Bylaws, as currently in effect.

(b)   Company Sub has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Indiana. Company Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Company Sub is not required to be qualified to do business in any jurisdiction, other than the State of Indiana. Company Sub has delivered to Parent true and correct copies of the Company Sub's Certificate of Incorporation and Bylaws, as currently in effect.

(c)   CIPAR has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Delaware. CIPAR has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. CIPAR is duly qualified to do business in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. CIPAR has delivered to Parent true and correct copies of CIPAR's Certificate of Incorporation and Bylaws, as currently in effect

4.2   Capitalization.

(a)   The authorized capital stock of Company consists of 15,000,000 shares of Company Stock consisting of 10,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"). As of the close of business on November 30, 2007 (the "Capitalization Date"), 3,357,809 shares of Common Stock were issued and outstanding, no shares of Common Stock were held in the treasury of Company, and no shares of Preferred Stock were issued or outstanding. All of the outstanding shares of Company Stock and of the Company Sub's capital stock have been validly issued, fully paid and non-assessable, are not subject to preemptive

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rights and have been issued in compliance with all applicable federal and state securities laws, rules and regulations. From the close of business on the Capitalization Date through the date of this Agreement, (i) no Company Stock Options or other options to acquire shares of Common Stock or Preferred Stock have been granted, and (ii) no shares of Common Stock or Preferred Stock have been issued or become outstanding, or have been sold or transferred from the treasury of the Company, except Common Stock issued or sold from treasury pursuant to the exercise of Company Stock Options outstanding on the date hereof in accordance with their terms. Company Sub is, and CIPAR is and at all times prior to the Spin Off will be, wholly owned by the Company. Company has good and marketable title to the stock of Company Sub and Company has, and at all time prior to the Spin Off will have, good and marketable title to the stock of CIPAR, which in each case is set forth on the Company Disclosure Letter ("Sub Stock").

(b)   Except for Company Stock Options covering (as of the close of business on the Capitalization Date) 337,700 shares of Company Stock granted pursuant to the Company Stock Option Plans, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Common Stock, Preferred Stock or Sub Stock nor any securities convertible into such stock, nor any rights to acquire from Company, Company Sub or CIPAR issued or unissued capital stock of Company, Company Sub or CIPAR, and none of Company, Company Sub or CIPAR is obligated to issue any additional shares of its capital stock or any additional options, warrants or other rights in or with respect to the unissued shares of such stock or any other securities convertible into such stock. Section 4.2(b) of the Company Disclosure Letter sets forth a list (the "Company Option List") as of the Capitalization Date setting forth the name of each holder of a Company Stock Option, the number of shares of Company Stock covered by each such option, the vesting schedule of each such option, the exercise price per share and the expiration date of each such option.

(c)   No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of Company, Company Sub or CIPAR may vote are issued and outstanding. Except in respect of the issuance of Company Stock upon the exercise of Company Stock Options, there are no outstanding obligations of Company, Company Sub or CIPAR to repurchase, redeem or otherwise acquire any options, warrants or other rights in or with respect to the Common Stock, Preferred Stock, Sub Stock or any securities convertible into such stock (other than with respect to the payment of or withholding of shares to cover the exercise price or statutory tax withholding as permitted under the terms of the applicable Company Stock Options or as expressly provided in Section 2.3).

4.3   Subsidiaries. Other than Company Sub and the Spun-Off Entities, the Company does not currently have any Subsidiaries and does not own, directly or indirectly, beneficially or of record, an equity interest in any Person, except as set forth in Section 4.3 of the Company Disclosure Letter.

4.4   Financial Statements. Company has previously furnished to Parent a copy of the Financial Statements or has included them in the Company Disclosure Letter attached hereto. The Financial Statements (a) present fairly, in all material respects, the financial condition of Company or, in the case of the GlasCraft Balance Sheet, of the Company and Company Sub, as of the respective dates indicated and its statements of income and changes in stockholders' equity and cash flows, for the respective periods then ended (subject, in the case of unaudited Financial Statements, to normal year-end adjustments in accordance with GAAP, none of which will be material); and (b) have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as may be indicated in the notes thereto).

4.5   Reports and Filings.

(a)   Company has filed or otherwise furnished all required forms, reports, proxy statements, schedules, registration statements, certifications and other documents with the SEC since July 31, 2002 (including all amendments and supplements thereto filed prior to the date hereof, the "Company SEC Documents"). As of their respective dates of filing with the SEC (or, if amended, supplemented or superseded by a filing prior to the date hereof, as of the date of such filing), the Company SEC Documents, including any financial statements or schedules included or incorporated by reference therein, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents, including any financial statements or schedules included or incorporated by reference therein, when filed (or, to the extent superseded or amended by a Company SEC Document filed subsequently and prior to the date hereof, at the date of such subsequent filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Company included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(b)   Each Company SEC Document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by the Company's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002, and at the time of filing or submission of each such certification, such certification was true and accurate. To the knowledge of the Company, its chief executive officer and chief financial officer reasonably expect to give such certifications when next due.

(c)   Except as set forth in Section 4.5(c) of the Company Disclosure Letter, since July 31, 2002, neither the Company, Company Sub nor, to the Company's knowledge, any director, officer, employee, auditor, accountant or representative of the Company or Company Sub has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. No attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(d)   Company has designed and maintains disclosure controls and procedures to ensure that material information relating to Company is made known to the chief executive officer and the chief financial officer of Company by others within the Company. As of the date hereof, to the knowledge of Company, Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting. In connection with the preparation and filing of its Forms 10-KSB and Forms 10-QSB for the last two years, the Company disclosed, based on its most recent evaluation prior to the date thereof, to Company's auditors and the audit committee of Company's Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect in any material respect Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company's internal control over financial reporting.

4.6   <u>Authority</u>. The execution and delivery by Company, Company Sub and CIPAR of this Agreement and, subject to obtaining the Company Requisite Vote, the consummation of the transactions contemplated hereby, including the Restructuring and Spin Off, have been duly and validly authorized by all necessary corporate action on the part of Company, Company Sub and CIPAR including, without limitation, the vote of the Boards of Directors of Company and Company Sub (which votes were unanimous) approving and declaring advisable this Agreement and the Merger, including the agreement of merger (within the meaning of Section 251 of the DGCL) contained herein. The Board of Directors of Company has unanimously resolved to recommend that the stockholders of Company adopt the agreement of merger (within the meaning of Section 251 of the DGCL) at the Company Stockholders' Meeting (the "Company Recommendation"), which resolutions have not as of the date of this Agreement been subsequently rescinded or modified. This Agreement is a valid and binding obligation of Company, Company Sub and CIPAR enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent transfer, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Section 4.6 of the Company Disclosure Letter, neither the execution and delivery by Company, Company Sub or CIPAR of this Agreement, the consummation of the transactions contemplated herein, including the Restructuring and Spin Off, nor compliance by Company, Company Sub or CIPAR with any of the provisions hereof, will: (a) conflict with or result in a breach of any provision of any of Company's, Company Sub's or CIPAR's Certificate of Incorporation, as amended, or Bylaws, as amended; (b) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement or other instrument or obligation (each, a "Contract") to which Company, Company Sub or CIPAR is a party or by which Company, Company Sub or CIPAR or any of their respective properties or assets is bound; (c) result in the creation or imposition of any Encumbrance on any of the properties or assets of Company, Company Sub or CIPAR; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Company, Company Sub or CIPAR or any of their respective properties or assets, except with respect to clauses (b), (c) and (d), for such violations, breaches, defaults or Encumbrances which would not, individually or in the aggregate, have a Material Adverse

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Effect. No consent of, approval of, notice to or filing with any Governmental Entity having jurisdiction over any aspect of the business or assets of Company, Company Sub or CIPAR is required in connection with the execution and delivery by Company, Company Sub or CIPAR of this Agreement or the consummation by Company of the Merger or the other transactions contemplated hereby or thereby, including the Restructuring and Spin Off, except (i) under the Exchange Act (including the filing of the Proxy Statement and the Form 10 for CIPAR with the SEC) and the rules and regulations promulgated thereunder and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with relevant authorities of other states in which the Company is qualified to do business.

4.7   Insurance. Set forth in Section 4.7 of the Company Disclosure Letter is a list, as of the date hereof, of all policies of insurance carried and owned by Company, Company Sub and CIPAR and which are in force on the date hereof. Such policies and bonds provide coverage on such terms and of such kinds and amounts as is reasonable and customary for businesses of the type conducted by Company, Company Sub and CIPAR. No insurer under any such policy or bond has canceled or indicated an intention to cancel or not to renew any such policy or bond or generally disclaimed liability thereunder. None of the Company, Company Sub or CIPAR is in breach or default (including with respect to the payment of premiums or the giving of notices) under any such policy or bond which is material to the operations of Company, Company Sub or CIPAR and all material claims thereunder have been filed in a timely fashion.

4.8   Tangible Assets. Company and Company Sub have good and valid title to all of their respective machinery, equipment, computers and related equipment, furniture, vehicles, and all other tangible assets and properties (the "Tangible Assets") owned or stated to be owned by Company or Company Sub in the last audited balance sheet included in the Financial Statements or acquired after the date thereof, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements; (b) for Encumbrances for current taxes not yet due; (c) for Encumbrances that are not substantial in character, amount or extent and that do not materially detract from the value, or interfere with present use, of the property subject thereto or affected thereby, or otherwise materially impair the conduct of business of Company or Company Sub or (d) Tangible Assets that were or will be transferred as a result of the Restructuring and Spin Off none of which are utilized in the conduct of the Business. After giving effect to the Restructuring and the Spin Off, Company and Company Sub own or lease or will own or lease all Tangible Assets necessary for the conduct of the Business. Each Tangible Asset material to the operation of the Business is in good operating condition and repair (ordinary wear and tear excepted), and is suitable for the purposes for which it is used.

4.9   Real Estate. Company and Company Sub own no real property. The only real property used or occupied by Company or Company Sub and necessary for the operation of the Business is Company Sub's primary facility located at 5845 West 82nd Street in Indianapolis, Indiana (the "Indianapolis Leased Property"). Company and Company Sub have a valid leasehold interest in the Indianapolis Leased Property, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or sublessees in such matters that are reflected in the lease as in effect on the date hereof; (b) for current taxes not yet due and payable; and (c) for such Encumbrances, if any, as do not materially detract from the value of or materially interfere with the present use of such property. Company and Company Sub are in possession of the Indianapolis Leased Property, and the lease covering the Indianapolis Leased Property is valid

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without default thereunder by the lessee or, to the knowledge of Company or Company Sub, the lessor. Company and Company Sub have made available to Parent complete and correct copies of such lease covering the Indianapolis Leased Property, including all amendments, supplements, side letters and other modifications thereto.

4.10 Litigation. Section 4.10 of the Company Disclosure Letter sets forth each suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Company or Company Sub, threatened in writing against or affecting Company, Company Sub or any other Subsidiary of Company. Except as set forth on Section 4.10 of the Company Disclosure Letter, there is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Company or Company Sub, threatened against or affecting Company, Company Sub or any other Subsidiary of Company that would, individually or in the aggregate, have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity outstanding against Company, Company Sub or any other Subsidiary of Company having or that would have, individually or in the aggregate, a Material Adverse Effect. There are no material judgments, decrees, stipulations or orders against Company, Company Sub or any other Subsidiary of Company or enjoining their respective directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area.

4.11 Taxes. Except as set forth in Section 4.11 of the Company Disclosure Letter:

(a) all Tax Returns required to be filed on or prior to the date hereof by or on behalf of Company and its Subsidiaries (including Company Sub and the Affiliated Group(s) of which Company and its Subsidiaries is or was a member), have been duly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were true, correct and complete, in all material respects, and were prepared in compliance with all applicable laws;

(b) all Taxes due and payable by or on behalf of Company and its Subsidiaries (including Company Sub), either directly, as part of an Affiliated Group Tax Return, or otherwise (whether or not shown due on any Tax Return), have been fully and timely paid;

(c) each of Company and its Subsidiaries has made adequate provision in the consolidated financial statements contained in the Company SEC Documents discussed in Section 4.5 for all unpaid Taxes of the Company and its Subsidiaries;

(d) no agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation) has been executed or filed with any taxing authority by or on behalf of Company, its Subsidiaries or any Affiliated Group(s) of which Company or any of its Subsidiaries is or was a member, nor has any closing agreement pursuant to Section 7121 of the Code been received or entered into by or with respect to Company or its Subsidiaries;

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(e)   each of Company and its Subsidiaries have materially complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and have duly and timely withheld from any payments, salaries, wages or other compensation paid to any employee or independent contractor, shareholder or other Person and have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws;

(f)   Company has furnished to Parent true and correct copies of each of the following: (i) all federal Tax Returns of Company and Company Sub for the prior five years; (ii) all state and local Tax Returns of Company and Company Sub for the prior five years; (iii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by any taxing authority relating to the United States Federal, state, local or foreign Taxes due from or with respect to Company and Company Sub; and (iv) any closing agreements entered into by any of Company and Company Sub with any tax authority in each case existing on the date hereof;

(g)   no written claim has been made by a taxing authority in a jurisdiction where Company or any of its Subsidiaries does not file a Tax Return that either Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction;

(h)   all deficiencies asserted or assessments made as a result of any examinations by any taxing authority of the Tax Returns of or covering or including Company any of its Subsidiaries have been fully paid and, to the Company's knowledge, there are no other audits or investigations by any taxing authority in progress, nor has Company or any of its Subsidiaries received any written notice from any taxing authority that it intends to conduct such an audit or investigation;

(i)   no requests for a ruling or a determination letter are pending with any taxing authority and no issue has been raised in writing by any taxing authority in any current or prior examination which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency against Company or any of its Subsidiaries for any subsequent taxable period;

(j)   except for the Tax Matters Agreement, neither Company nor any of its Subsidiaries is a party to any tax allocation, indemnification or sharing agreement (or similar agreement or arrangement), whether written or not written, pursuant to which it will have any obligation to make any payments after the Closing;

(k)   neither Company nor any of its Subsidiaries has been a member of an Affiliated Group other than a group whose common parent was Company;

(l)   to Company's knowledge, neither Company nor any of its Subsidiaries has liability for the Taxes of any Person (other than Company or Company Sub) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise;

(m)   neither Company nor any of its Subsidiaries is subject to a private letter ruling issued by the Internal Revenue Service or a comparable ruling issued by another taxing authority or has a request for a ruling in respect of Taxes pending with any taxing authority;

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(n)   there is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Company, Company Sub or their Affiliates by reason of Section 280G of the Code, or would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code;

(o)   there are no Encumbrances as a result of any due and unpaid Taxes upon any of the assets of Company or Company Sub;

(p)   neither Company nor any of its Subsidiaries has entered into a transaction that is either a "listed transaction" or that is a "reportable transaction" (both as defined in Section 1.6011-4 of the Treasury Regulations);

(q)   Company and its Subsidiaries have disclosed on all relevant Tax Returns any positions taken therein that could give rise to a substantial understatement of Taxes within the meaning of Section 6662 of the Code.

(r)   neither Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(s)   neither Company nor any of its Subsidiaries have been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method;

(t)   neither Company nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under Section 355 of the Code within the past five years;

(u)   Neither the Company nor any of its Subsidiaries has any deferred gain or loss from a deferred intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations (or any similar provision under state, local or foreign law) or an excess loss account with respect to any stock of a Subsidiary within the meaning of Section 1.1502-19 of the Treasury Regulations (or any similar provision under state, local or foreign law);

(v)   none of the indebtedness of Company or Company Sub constitutes (i) "corporate acquisition indebtedness" (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code; or (ii) an "applicable high yield discount obligation" under Section 163(i) of the Code;

(w)   neither Company nor Company Sub will recognize any income or gain (including deferred intercompany gain under Section 1.1502-13 of the Treasury Regulations (or any similar provision under state, local or foreign law)) for federal, state, local or foreign income or franchise Tax purposes as a result of the Restructuring or the Spin Off; and

(x)   neither the Restructuring nor the Spin Off will cause Company or Company Sub to incur any liability for Taxes (including, without limitation, withholding taxes).

4.12   Compliance with Charter Provisions and Laws and Regulations.

(a)   Company and Company Sub are not (and since July 31, 2002 have not been) in default under or in breach or violation of (i) any provision of their respective Certificates of Incorporation, as amended, or Bylaws, as amended, or (ii) any order, writ, injunction, law, ordinance, rule or regulation promulgated by any Governmental Entity except, with respect to this clause (ii), for such violations as would not have, individually or in the aggregate, a Material Adverse Effect. No investigation by any Governmental Entity with respect to Company, Company Sub or any other Subsidiary of Company is pending or, to the knowledge of Company and Company Sub, threatened, other than, in each case, those which, individually or in the aggregate, would not have a Material Adverse Effect.

(b)   To Company's and Company Sub's knowledge, (i) Company and its Subsidiaries are and have been in compliance in all material respects with all Environmental Regulations; (ii) there are no Tanks on or about Company Property or any real estate currently owned or leased or otherwise used or occupied by any Subsidiary of Company; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Company Property or any real estate currently owned or leased or otherwise used or occupied by any Subsidiary of Company; and (iv) without limiting Section 4.10 hereof or the foregoing representations and warranties contained in clauses (i) through (iii), as of the date of this Agreement, there is no claim, action, suit, or proceeding or notice thereof related to any Environmental Regulation pending against Company or its Subsidiaries or any Person whose liability Company or any of its Subsidiaries has assumed or retained by Contract or operation of law and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Company, it Subsidiaries or Company Property that is reasonably expected to give rise to liability to Company or Company Sub under any Environmental Regulations. For purposes of this Agreement, the term "Environmental Regulations" shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items, of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation, those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public. "Company Property" shall mean real estate currently owned or leased or otherwise used or occupied by Company or Company Sub. "Tank" shall mean treatment or storage tanks, gas or oil wells and associated piping transportation devices. "Hazardous Materials" shall mean any substance: (1) the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law; (2) which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section

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9601, et seq.); the Resource Conservation and Recovery Act (42 U.S.C. Section 6901, et seq.); the Clean Air Act, as amended (42 U.S.C. Section 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. Section 1251, et seq.); the Toxic Substances Control Act, as amended (15 U.S.C. Section 9601, et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. Section 651); the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. Section 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 U.S.C. Section 801, et seq.); the Safe Drinking Water Act (42 U.S.C. Section 300f, et seq.); and all comparable state and local laws; (3) comparable laws of other jurisdictions or orders and regulations thereunder; or (4) the presence of which causes or threatens to cause a nuisance, trespass or other common law tort upon real property or adjacent properties or poses or threatens to pose a hazard to the health or safety of persons or without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons; or (5) polychlorinated biphenyls (PCBs), asbestos, lead-containing paints or urea formaldehyde foam insulation.

(c)   To the knowledge of Company, the marketed products of Company and Company Sub are and have been developed, tested, manufactured and stored by Company in compliance with all applicable laws and regulations, and with all foreign laws, rules and regulations applicable to Company, Company Sub or their respective products, including those requirements relating to good manufacturing practice, except for such non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect. Since July 31, 2002, there have not been any recalls, whether voluntary or otherwise, of products manufactured, distributed or sold by Company or Company Sub.

4.13   Employees. There are no controversies pending or, to the Company's or Company Sub's knowledge, threatened between Company or any of its Subsidiaries and any of their respective employees that could reasonably be expected to have a Material Adverse Effect. Neither Company nor any of its Subsidiaries is a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which any of its employees belong, and no such collective bargaining agreement is currently being negotiated by or on behalf of Company or Company Sub. To the knowledge of Company and Company Sub, no activities or proceedings of any labor organization to organize or attempt to organize any of its employees are pending.

4.14   Brokers and Finders. Neither Company nor any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein will result in any liability to any broker or finder; provided, however, that the Company has engaged Western Reserve Partners, LLC to provide a "fairness opinion" to the Company's Board of Directors and to provide other services relating to the Spin-Off.

4.15   Scheduled Contracts. Except as set forth in Section 4.15 of the Company Disclosure Letter (each item listed or required to be listed in such Company Disclosure Letter being referred to herein as a "Scheduled Contract"), as of the date hereof, neither Company nor Company Sub is a party or otherwise subject to:

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(a)   any employment, deferred compensation, bonus or consulting Contract that (i) has a remaining term, as of the date of this Agreement, of more than one year in length of obligation on the part of Company or Company Sub and is not terminable by Company or Company Sub within one year without penalty or (ii) requires payment by Company or Company Sub of (or under which such payments are reasonably expected to be) $25,000 or more per annum;

(b)   any advertising, brokerage, distributor, representative or agency relationship or Contract requiring payment by or to Company or Company Sub of (or under which such payments are reasonably expected to be) $50,000 or more per annum (other than sales orders entered into in the ordinary course of business consistent with past practice);

(c)   any Contract that restricts Company or Company Sub, or would restrict any Affiliate of Company or Company Sub or the Surviving Corporation (including Merger Sub and its Subsidiaries after the Effective Time of the Merger), from competing in any line of business, in any distribution or sales channel, with any Person or product, or in any geographic area;

(d)   any lease of real or personal property providing for annual lease payments by or to Company in excess of $25,000 per annum (other than sales orders entered into in the ordinary course of business consistent with past practice);

(e)   any (i) license agreement granting any right to use or practice any right under Intellectual Property (whether as licensor or licensee) (other than sales orders entered into in the ordinary course of business consistent with past practice) or (ii) Contract involving the payment of royalties or other amounts exceeding, or that would reasonably be expected to exceed, $50,000 per annum calculated based upon the revenues or income of Company or Company Sub or income or revenues related to any product of Company or Company Sub;

(f)   any stock purchase, stock option, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or similar Contract providing benefits to any present or former employees, officers or directors of Company or Company Sub;

(g)   any Contract to acquire equipment or any commitment to make capital expenditures of $25,000 or more;

(h)   other than Contracts entered into in the ordinary course of business for the sale of inventory, any Contract for the sale of any material property or assets in which Company or Company Sub has an ownership interest or for the grant of any Encumbrance on any such property or asset, in each case involving consideration in excess of $25,000 individually or $100,000 in the aggregate;

(i)   any Contract for the borrowing of any money and any guaranty agreement;

(j)   any Contract pursuant to which Company or Company Sub has an obligation (contingent or otherwise) to make an investment in or extension of credit to any Person or any partnership or joint venture agreement;

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(k)   any material Contract which would be terminable other than by Company or Company Sub as a result of the consummation of the transactions contemplated by this Agreement or agreement that would prevent, materially delay or materially impede Company's or Company Sub's ability to consummate the transactions contemplated by this Agreement;

(l)   other than Contracts entered into in the ordinary course of business, any other Contract of any other kind which involves future payments or receipts or performances of services or delivery of items requiring payment of $50,000 or more to or by Company or Company Sub;

(m)   any Contract that would be required to be filed by Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(n)   any Contract with any Subsidiary of Company (other than GlasCraft).

Complete, correct and unredacted copies of all Scheduled Contracts, including all amendments, supplements and other modifications thereto, have been delivered or made available to Parent.

4.16   Performance of Obligations. Each of the Scheduled Contracts is valid and binding on Company and, to the knowledge of Company or Company Sub, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, have a Material Adverse Effect. Company and Company Sub have performed in all respects all of the obligations required to be performed by them to date and are not in default under or in breach of any term or provision of any Scheduled Contract to which it is a party, are subject or are otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach, except where such failure of performance, breach or default would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in the Company Disclosure Letter, to Company's or Company Sub's knowledge, no party to any Scheduled Contract is in default thereunder, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default.

4.17   Certain Material Changes. Since August 31, 2007, and prior to the date hereof, Company and Company Sub have conducted their businesses in the ordinary course consistent with past practice, except for the negotiation of and entry into this Agreement and except for the Restructuring and the Spin Off. Except as set forth on Section 4.17 of the Company Disclosure Letter, since August 31, 2007 there has not been, occurred or arisen any of the following (whether or not in the ordinary course of business unless otherwise indicated):

(a)   any change in methods of accounting or accounting practices, business, or manner of conducting business, of Company or Company Sub or any other event or development that has had or would have, individually or in the aggregate, a Material Adverse Effect;

(b)   any damage, destruction or other casualty loss (whether or not covered by insurance) to any property of Company or its Subsidiaries that has had or would have a Material Adverse Effect;

(c)   any amendment, modification or termination of any existing, or entry into any new Contract or permit that has had or would have a Material Adverse Effect;

(d)   any disposition by Company or Company Sub of an asset the lack of which has had or would have a Material Adverse Effect; or

(e)   any direct or indirect redemption, purchase or other acquisition by Company of any equity securities or any declaration, setting aside or payment of any dividend or other distribution on or in respect of Company Stock whether consisting of money, other personal property, real property or other things of value (except for the declaration by the Board of Directors of Company of a semi-annual cash dividend, payable on December 19, 2007 to Company stockholders of record as of December 5, 2007 and the subsequent payment of such dividends).

4.18   Licenses and Permits. Company and Company Sub have all material licenses and permits that are necessary for the conduct of its business, and such licenses and permits are in full force and effect in all material respects. The respective properties, assets, operations and businesses of Company and Company Sub are and have been maintained and conducted, in all material respects, in compliance with all such applicable licenses and permits. No proceeding is pending or, to the knowledge of Company and Company Sub, threatened by any Governmental Entity which seeks to revoke or limit any such licenses or permits. Except for any failures to be in compliance that would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of Company and Company Sub, any third party that is a manufacturer or contractor for Company is in compliance with all licenses and permits insofar as the same pertain to the manufacture of product components or products for Company. To the knowledge of Company and Company Sub, no proceeding, inquiry or investigation by any Governmental Entity is pending or threatened against any third party that is a manufacturer or contractor for Company or Company Sub, which threatens to revoke or limit any such licenses or permits or that otherwise would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the manufacture of product components or products for Company or Company Sub.

4.19   Undisclosed Liabilities. Except for liabilities or obligations which, individually or in the aggregate, do not and would not have a Material Adverse Effect, none of the Company, Company Sub or any other Subsidiary of Company has any liabilities or obligations, either accrued or contingent, of any nature that have not been: (a) reflected or disclosed in the Financial Statements; (b) incurred subsequent to August 31, 2007 in the ordinary course of business consistent with past practices; or (c) disclosed in Section 4.19 of the Company Disclosure Letter or Company SEC Documents filed after August 31, 2007 and prior to the date of this Agreement (to the extent it is reasonably apparent on the face of such Company SEC Documents that such disclosure is applicable).

4.20   Employee Benefit Plans.

(a)   Company and Company Sub have previously made available to Parent copies of current documents constituting of each "employee benefit plan," as defined in Section 3(3) of ERISA, of which Company or Company Sub or any member of the same controlled group of

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corporations, trades or businesses as Company and Company Sub within the meaning of Section 4001(a)(14) of ERISA ("ERISA Affiliates") is a sponsor or participating employer or as to which Company or Company Sub or any of its ERISA Affiliates makes contributions or is required to make contributions and which is subject to any provision of ERISA and covers any employee, whether active or retired, of Company or any of its ERISA Affiliates, together with all amendments thereto, all currently effective and related summary plan descriptions, the determination letter from the IRS, the annual reports for the most recent three years (Form 5500 including, if applicable, Schedule B thereto, and Form 11-K, if applicable) and a summary of material modifications prepared in connection with any such plan. Such plans are hereinafter referred to collectively as the "Employee Plans," and are listed in Section 4.20(a) of the Company Disclosure Letter. No Employee Plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA. Each Employee Plan that is intended to be qualified in form and operation under Section 401(a) of the Code has received a favorable opinion letter from the IRS and the associated trust for each such Employee Plan is exempt from tax under Section 501(a) of the Code and Company knows of no fact that would materially adversely affect the qualified status of any such Employee Plan. No event has occurred that will subject such Employee Plans to a material amount of tax under Section 511 of the Code. All amendments required to bring each Employee Plan into conformity with all of the applicable provisions of ERISA, the Code and all other applicable laws have been made, except to the extent that such amendments that would retroactively cover any period prior to the Effective Time are not required to be adopted prior to the Effective Time.

(b)   Company and Company Sub have previously made available to Parent copies or descriptions of each plan or arrangement maintained or otherwise contributed to by Company, Company Sub or any of their ERISA Affiliates which is not an Employee Plan and which (exclusive of base salary and base wages and any benefit, in each case, required solely under the law of any state) provides for any form of current or deferred compensation, bonus, stock option, stock awards, stock-based compensation or other forms of incentive compensation, or insurance, savings, profit sharing, benefit, severance, change of control, retention, retirement, retiree medical or life insurance, group health, disability, workers' compensation, welfare or similar plan or arrangement for the benefit of any employee or class of employees, whether active or retired, of Company or any of its ERISA Affiliates. Such plans and arrangements are hereinafter collectively referred to as "Benefit Arrangements", and are listed in Section 4.20(b) of the Company Disclosure Letter. Except as set forth in Section 4.20(b) of the Company Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Company or Company Sub since November 30, 2006, nor any employment, severance or similar contract entered into with any such employee, nor any material amendment to any such contract, since November 30, 2006.

(c)   With respect to all Employee Plans and Benefit Arrangements, Company and Company Sub and their ERISA Affiliates are in compliance (other than noncompliance the cost or liability for which, individually or in the aggregate, would not have a Material Adverse Effect) with the terms of such Employee Plans and Benefit Arrangements, the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the Code, applicable to such plans or arrangements. All government reports and filings required by law have been properly and timely filed and all information required to be distributed to participants or beneficiaries has been

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distributed with respect to each Employee Plan. There is no pending or, to the Company's or Company Sub's knowledge, threatened legal action, proceeding or investigation against or involving any Employee Plan or Benefit Arrangement, other than routine claims for benefits. No "prohibited transaction," as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Employee Plan that could subject the Company or any Person for whom the Company or Company Sub has an obligation to indemnity to liability under Title I of ERISA or to the imposition of tax under Section 4975 of the Code (other than any such transaction the cost or liability of which would not have a Material Adverse Effect). No Employee Plan is subject to Title IV or Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code. No "reportable event" as defined in ERISA has occurred with respect to any of the Employee Plans. All contributions, premiums and other payments required to be made to each of the Employee Plans or Benefit Arrangement under the terms of the Employee Plan, Benefit Arrangement and ERISA, the Code or any other applicable laws have been timely made. Except as required by law or as set forth in Section 4.20(c) of the Company Disclosure Letter, no condition or term under any Employee Plan or Benefit Arrangement exists which would prevent Parent, the Surviving Corporation or any of their Subsidiaries from terminating or amending any such Employee Plan or Benefit Arrangement at any time for any reason without liability to Parent, the Surviving Corporation or any of their Subsidiaries (other than reasonable administrative notice periods, ordinary administration expenses, reasonable administrative expenses related to the termination process, or routine claims for benefits) that, in the aggregate for all such liability under all such Employee Plans or Benefit Arrangements, would not exceed $100,000.

(d)   Except as set forth in Section 4.20(d) of the Company Disclosure Letter, all Company Stock Options and Company Restricted Stock (if any) granted after July 31, 2002, have been granted in compliance with (i) the terms of the applicable Company Stock Option Plans, (ii) applicable laws and (iii) the applicable provisions of Company's Certificate of Incorporation, as amended, and Bylaws, as amended, and are accurately disclosed as required in (x) the Company SEC Documents and the Financial Statements and (y) the Tax Returns of Company.

(e)   Except as set forth in Section 4.20(e) of the Company Disclosure Letter or expressly provided in Article 12, neither the execution of this Agreement nor the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in connection with any other event) will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Company, Company Sub or CIPAR; (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; or (iv) result in the failure of any amount to be deductible by reason of Section 280G of the Code.

(f)   Section 4.20(f) of the Company Disclosure Letter lists each Employee Plan maintained, contributed to or under which the Company, Company Sub or any ERISA Affiliate has had any Liability for the period after December 31, 2004 providing for deferred compensation that constitutes a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code and regulations and notice promulgated thereunder, hereinafter

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"IRS Guidance") for any service provider to the Company, Company Sub or any ERISA Affiliate (or any entity that together with the Company, Company Sub or any ERISA Affiliate would be a "service recipient" as defined in Code Section 409A and IRS Guidance) (the "Deferred Compensation Plans"). Each Deferred Compensation Plan (i) complies with requirements of Code Section 409A and IRS Guidance, or (ii) is exempt from compliance under the "grandfather" provisions of such IRS Guidance, and has not been materially modified since October 3, 2004, or (iii) may, without the consent of any service provider or other Person and without any Liability to the Company, Company Sub or any ERISA Affiliate (or any entity that together with the Company, Company Sub or any ERISA Affiliate would be a service recipient), other than for the payment of benefits due thereunder, the full amount of which has been reflected on the GlasCraft Balance Sheet, be amended or terminated to comply with or to be exempt from, the requirements of 409A of the Code and IRS Guidance. Each "nonqualified deferred compensation plan" has been operated in good faith compliance with any applicable IRS Guidance for the period after December 31, 2004.

4.21   Corporate Records. The minute books of Company and Company Sub accurately reflect all material corporate actions taken by the respective stockholders, board of directors and committees of Company or Company Sub.

4.22   Accounting Records. Company, Company Sub and CIPAR maintain accounting records which fairly and accurately reflect, in all material respects, its transactions, and maintains accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management's general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.23   Vote Required. The affirmative vote of the holders of a majority in combined voting power of the outstanding shares of Company Stock to adopt the "agreement of merger" (within the meaning of Section 251 of the DGCL) contained in this Agreement (the "Company Requisite Vote") is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger). The affirmative vote of Company's stockholders is not required to approve, and will not be obtained in respect of, the Restructuring or Spin Off.

4.24   Disclosure Documents and Applications. None of the information supplied or to be supplied by Company or Company Sub for inclusion or incorporation by reference in the Proxy Statement or in any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated in this Agreement will, at the respective times such documents are filed or become effective, or with respect to the Proxy Statement at the date it is first mailed to the stockholders of Company and at the time of the Company Stockholders' Meeting (and at the date of any amendment thereof or supplement thereto as thereby supplemented or amended), contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will, at the date it is first mailed to stockholders, comply as to form in all material

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respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Company and Company Sub make no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Proxy Statement or in any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement.

4.25   Intellectual Property.

(a)   As used herein, the term "Intellectual Property" means all intellectual property rights, applicable in whole or in part to the Business, arising under the laws of the United States or any other jurisdiction with respect to the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names and applications to register any of the foregoing (collectively, "Marks"); (ii) patents and patent applications (collectively, "Patents"); (iii) copyrights and registrations and applications therefor (collectively, "Copyrights"); and (iv) know-how, inventions, discoveries, methods, processes, technical data, specifications, customer lists, in each case that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, "Trade Secrets").

(b)   Section 4.25(b) of the Company Disclosure Letter sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by the Company or Company Sub (collectively, "Company Registered Marks"), the Company Disclosure Letter also sets forth an accurate and complete list of all Patents owned by the Company or Company Sub (collectively, the "Company Patents" and, together with the Company Registered Marks, the "Company Registered IP"). Except as set forth in the Company Disclosure Letter, no Company Registered IP has been or is now involved in any interference, reissue, reexamination, opposition or cancellation proceeding and, to the knowledge of the Company or Company Sub, no such action is or has been threatened with respect to any of the Company Registered IP. Except as set forth in the Company Disclosure Letter, the Company Registered IP relating to the Company's or Company Sub's existing products and products currently under development is valid, subsisting and, to the knowledge of the Company and Company Sub, enforceable, and no notice or claim challenging the validity or enforceability or alleging the misuse of any of the Company Registered IP has been received by the Company or Company Sub. Except as set forth in the Company Disclosure Letter, and other than abandoned patent applications and/or closed patent application files, (i) neither the Company nor Company Sub have taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP, and (ii) all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered IP have been timely paid, except for any such actions and failures as would not, individually or in the aggregate, have a Material Adverse Effect.

(c)   The Company and Company Sub own or possess adequate licenses or other valid rights to use, all of the Intellectual Property that is necessary for the conduct of the Company's or Company Sub's businesses as currently conducted and where the failure to own or possess such license or other valid rights to use such Intellectual Property would have a Material Adverse

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Effect. Except as set forth in the Company Disclosure Letter, none of the Intellectual Property owned by the Company or Company Sub is subject to any outstanding order, judgment, or stipulation restricting the use thereof by the Company or Company Sub.

(d)   The rights licensed under each agreement granting to the Company or Company Sub any material right or license under or with respect to any Intellectual Property owned by a third party shall be exercisable by the Surviving Corporation on and after the Closing to the same extent in all material respects as by the Company or Company Sub prior to the Closing. No loss or expiration of any such agreement is pending or reasonably foreseeable or, to the knowledge of the Company or Company Sub, threatened. Any and all license fees, royalties, or other amounts due with respect to any such licensed Intellectual Property licensed have been paid in full. Neither Company nor Company Sub have granted to any third party any exclusive rights under any Intellectual Property owned by the Company or Company Sub or otherwise granted any rights under such Intellectual Property outside the ordinary course of business.

(e)   The Company and Company Sub have taken reasonable steps to protect their respective rights in the Intellectual Property owned by the Company or Company Sub and maintain the confidentiality of all material Trade Secrets of the Company and Company Sub. The Intellectual Property owned by or validly licensed to the Company or Company Sub constitutes all the material Intellectual Property rights necessary for the conduct of the Company's or Company Sub's businesses as each is currently conducted.

(f)   To the knowledge of the Company and Company Sub, none of the products or services distributed, sold or offered by the Company or Company Sub, nor any technology, materials or Intellectual Property used, sold, distributed or otherwise commercially exploited by or for the Company or Company Sub, in any material respect, infringes upon, misappropriates or violates any Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction and, to the knowledge of the Company or Company Sub, neither the Company nor Company Sub have received any notice or claim asserting or suggesting in writing that any such infringement, misappropriation, violation, or dilution, unfair competition or trade practices has occurred. To the knowledge of the Company and Company Sub, except as set forth in the Company Disclosure Letter, (i) no third party is, in any material respect, misappropriating or infringing any material Intellectual Property owned by the Company or Company Sub; and (ii) no third party has made any unauthorized disclosure of any material Trade Secrets of the Company or Company Sub.

4.26   State Takeover Laws. The Boards of Directors of Company and Company Sub have approved this Agreement and the transactions contemplated hereby, and have taken such other actions, and such actions are sufficient, to render inapplicable to the Voting and Support Agreements, this Agreement and the transactions contemplated thereby and hereby, including, without limitation, the Merger, all applicable state takeover statutes and any similar "fair price," "takeover" or "interested stockholder" law, including Section 203 of the DGCL.

4.27   Opinion of Western Reserve Partners, LLC. Company has received the written opinion of Western Reserve Partners, LLC, dated December 3, 2007, to the effect that, based upon and subject to the matters set forth in the opinion, the Per Share Merger Consideration is fair from a financial point of view to the holders of the Company Stock, a complete copy of which opinion has been made available to Parent solely for informational purposes.

4.28   Affiliate Transactions. No executive officer or director of Company, Company Sub or any other Subsidiary of Company or any Person owning 5% or more of the Company Stock is a party to any material Contract with or binding upon the Company or Company Sub or any of their respective properties or assets or has any material interest in any material property owned by the Company or Company Sub or has engaged in any material transaction with any of the foregoing since November 30, 2006, in each case, that is of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.29   Customers and Suppliers; Inventory.

(a)   Section 4.29 of the Company Disclosure Letter sets forth the names of the ten largest customers of the Business (as measured by revenue for the twelve-month period ended on November 30, 2007) and the ten largest suppliers of the Business (as measured by aggregate cost of items or services purchased for the twelve-month period ended on November 30, 2007). As of the date of this Agreement, except as set forth in Section 4.29 of the Company Disclosure Letter, Company and Company Sub (i) are not involved in any material dispute with any such customer or supplier; and (ii) have not been notified in writing by any such customer or supplier that it intends to terminate or adversely alter the terms of its business with Company or Company Sub, except as would not have a Material Adverse Effect.

(b)   Except for such reserves as are established on the Financial Statements, all inventory of Company and Company Sub consisting of raw materials or packaging is usable in the ordinary course of business consistent with past practice, and all such inventory consisting of finished goods of Company and Company Sub is, and all such inventory consisting of work-in-process of the Company or Company Sub completed prior to the Effective Time will, upon completion, be of merchantable quality, meeting all contractual requirements, and is, or in the case of work-in-process, will be, saleable in the ordinary course of business consistent with past practice, except for such failures of inventory to meet such standards or requirements as would not, individually or in the aggregate, have a Material Adverse Effect.

4.30   No Additional Representations. Neither the Company nor Company Sub makes, and have not made, any representations or warranties relating to the Company or Company Sub or the business of the Company or Company Sub or otherwise in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement that are made by the Company and Company Sub.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Company and Company Sub as follows:

5.1   Incorporation, Standing and Power. Parent has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Minnesota. Merger Sub has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Delaware.

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5.2   Authority. The execution and delivery by Parent of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent. The execution and delivery by Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Merger Sub. Parent, as the sole stockholder of Merger Sub, has adopted the "agreement of merger" (within the meaning of Section 251 of the DGCL) contained in this Agreement. This Agreement is a valid and binding obligation of Parent and Merger Sub, in each case enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent conveyance, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Neither the execution and delivery by Parent or Merger Sub of this Agreement, the consummation of the transactions contemplated herein, nor compliance by Parent and Merger Sub with any of the provisions hereof, will: (a) conflict with or result in a breach of any provision of its respective governing documents; (b) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation, amendment or acceleration, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which Parent is a party, or by which Parent or any of its properties or assets is bound (except as would not, and would not reasonably be expected to, have a Material Adverse Effect on the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement); or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its properties or assets (except as would not, and would not reasonably be expected to, have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement). No consent of, approval of, notice to or filing with any Governmental Entity having jurisdiction over any aspect of the business or assets of Parent is required in connection with the execution and delivery by Parent or Merger Sub of this Agreement, or the consummation by Parent and Merger Sub of the Merger or the transactions contemplated hereby, except (i) under the Exchange Act (including the filing of the Proxy Statement with the SEC) and the rules and regulations promulgated thereunder, and state securities, takeover and "blue sky" laws and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

5.3   Ownership of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

5.4   Accuracy of Information Furnished for Company Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement or in any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement will, at the respective times such documents are filed or become effective, or with respect to the Proxy Statement at the date it is first mailed to the stockholders of Company and at the time of the Company Stockholders' Meeting or at the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances

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under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company or Company Sub or any of their respective representatives which is contained or incorporated by reference in the Proxy Statement or in any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement.

5.5   Financing. Parent and Merger Sub have, and at the Effective Time of the Merger will have, sufficient funds available to finance and consummate the transactions contemplated by this Agreement.

5.6   No Additional Representations. Each of Parent and Merger Sub does not make, and has not made, any representations or warranties in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement that are made by Parent.

ARTICLE 6.
COVENANTS OF COMPANY AND COMPANY SUB PENDING EFFECTIVE TIME OF THE MERGER

Company and Company Sub covenant and agree with Parent and Merger Sub as follows:

6.1   Limitation on Conduct Prior to Effective Time of the Merger. Between the date hereof and the earlier of the Effective Time of the Merger or the termination of the Agreement, except as expressly provided in this Agreement and subject to requirements of law and regulation, Company and Company Sub agree to conduct the Business in the ordinary course in substantially the manner heretofore conducted and, without limiting the generality of the foregoing, neither Company nor Company Sub shall (and to the extent an action by a Subsidiary of Company (other than Company Sub) would adversely affect Company or Company Sub or the transactions contemplated by this Agreement, Company and CIPAR shall cause such Subsidiary not to) without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a)   issue, sell, encumber or grant

(i)   any Company Stock (except pursuant to the exercise of Company Stock Options outstanding as of the date hereof) or Sub Stock,

(ii)   any other securities (including long-term debt) of Company or Company Sub, or any rights, stock appreciation rights, options or securities to acquire any Company Stock or Sub Stock, or

(iii)   enter into any agreements to take any of the foregoing actions;

(b)   (i)   declare, set aside or pay any dividend (except for the semi-annual cash dividend declared prior to the date of this Agreement and described in Section 4.17(e)) or make any other distribution upon any of the capital stock of Company or Company Sub, or

        (ii)   split, combine or reclassify any shares of capital stock or other securities of Company or Company Sub;

        (c)   purchase, redeem or otherwise acquire any capital stock or other securities of Company or Company Sub or any rights, options, or securities to acquire any capital stock or other securities of Company or Company Sub (other than the issuance of Company Stock upon the exercise of Company Stock Options that are outstanding as of the date hereof in accordance with their present terms and except as expressly provided in Section 2.3);

        (d)   except in accordance with Section 2.10 as may be required to effect the transactions contemplated herein, amend its Certificate of Incorporation or Bylaws;

        (e)   grant to any employee or employees of the Business any general or uniform increase in the rate of pay of employees or employee benefits other than in the ordinary course of business consistent with past practice;

        (f)   except as required by law or by the terms of any Employee Plan or Benefit Arrangements in effect on the date hereof and disclosed in the Company Disclosure Letter, grant to any employee of the Business any increase in salary, incentive compensation or employee benefits or pay any bonus to any such Person or voluntarily accelerate the vesting of any employee benefits, other than (i) payments of bonuses consistent with past practice pursuant to plans in effect on the date hereof and disclosed in the Company Disclosure Letter, and (ii) increases in salary consistent with past practice to Persons eligible for such salary increases on the regularly scheduled review dates of their employment (provided that the percentage increase in salaries for all such Persons shall not exceed 3.5% on average from the salaries in effect on the date of this Agreement).

        (g)   (i)   make any capital expenditure or commitments with respect thereto in excess of $25,000 individually or $100,000 in the aggregate, except for capital expenditures described in the capital expenditure budget set forth in Section 6.1(g) of the Company Disclosure Letter or

        (ii)   materially increase the level of shipments to distributors of the Business except in the ordinary course of business and consistent with the organic growth of the Business;

        (h)   compromise or otherwise settle or adjust any assertion or claim of a deficiency in respect of Taxes (or interest thereon or penalties in connection therewith), extend the statute of limitations with any tax authority or file any pleading in court in any Tax litigation or any appeal from an asserted deficiency, or amend any federal, foreign, state or local Tax Return, or make any Tax election;

        (i)   (i)   change or make any Tax elections or Tax or accounting policies and procedures or any method or period of accounting unless required by GAAP or a Governmental Entity or

(ii)   except as may be required as a result of a change in law or GAAP, change in any material respect any accounting, financial reporting, or inventory principle, practice, method or policy used by Company;

(j)   grant or commit to grant any extension of credit or amend the terms of any such credit outstanding on the date hereof to any executive officer, director or beneficial owner of 5% or more of the outstanding Company Stock, or any Affiliate or associate (as defined in Rule 12b-2 promulgated under the Exchange Act) of such Person;

(k)   close or relocate any principal offices at which the Business is operated or open any new principal offices;

(l)   adopt or enter into any new employment agreement with any executive-level employee of the Business or adopt or amend any new employee benefit plan or arrangement or amend, modify or terminate any employment agreement for an employee of the Business or employee benefit plan or arrangement except as required by law;

(m)   grant any Person a power of attorney or similar authority;

(n)   (i)   make any investment by purchase of stock or securities, contributions to capital, property transfers or otherwise in any other Person, except for federal funds, obligations of the United States Treasury or an agency of the United States Government the obligations of which are entitled to or implied to have the full faith and credit of the United States government and which have an original maturity not in excess of one year, bank qualified investment grade municipal bonds, in any case, in the ordinary course of business consistent with past practices,

(ii)   acquire on behalf of Company Sub or at the Company level (whether by merger, consolidation, acquisition of securities or assets, or otherwise) any Person or other business organization or division thereof, or

(iii)   create any Subsidiary, other than a Subsidiary of CIPAR or its Subsidiaries, in connection with the Restructuring and Spin Off;

(o)   terminate, amend or modify, or waive or assign any material rights or claims under, any Scheduled Contract or enter into any agreement or Contract that would be required to be a Scheduled Contract under Section 4.15; provided, that Company may renew an existing Scheduled Contract in the ordinary course of business on terms permitting Company to terminate upon no more than 60 days' notice without any liability, penalty or premium and otherwise on substantially equivalent terms;

(p)   sell, transfer, mortgage, encumber, lease or otherwise dispose of any assets or release or waive any claim, except (i) assets and claims having an aggregate value not exceeding $100,000 and (ii) sale of inventory in the ordinary course of business and consistent with past practices; provided, however, that this restriction shall not apply to the business of the Spun-Off Entities, but only to the extent that, by virtue of engaging in any of the foregoing conduct, the actions of the Spun-Off Entities would not in any manner impact Company or Company Sub;

(q)   take any action which would or could reasonably be expected to

39

(i) adversely affect the ability of Parent, Company or Company Sub to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby;

(ii) adversely affect Company's or Company Sub's ability to perform its covenants and agreements under this Agreement; or

(iii) result in any of the conditions to the performance of Parent's, Company's or Company Sub's obligations hereunder, as set forth in Articles 9, 10 or 11 herein not being satisfied;

(r) settle, on behalf of Company or Company Sub, any claim, action or proceeding involving any liability for monetary damages in excess of $25,000 or enter into any settlement agreement containing material obligations;

(s) (i) incur or modify in any respect the terms of any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for short-term borrowings made in the ordinary course at prevailing market rates and terms consistent with prior practice, or

(ii) enter into any hedging, swap or off-balance sheet transaction for its own account, or enter into any arrangement having the economic effect of any of the foregoing;

(t) enter into any new line of business;

(u) engage in any material transaction or incur or sustain any material obligation not in the ordinary course of business consistent with past practice;

(v) agree or make any commitment to take any actions prohibited by this Section 6.1.

Except as expressly provided in this Section 6.1 (by reference to Subsidiaries of Company or to the Spun-Off Entities), none of the covenants and agreements contained in this Section 6.1 are applicable to the Spun-Off Entities.

6.2 <u>Affirmative Conduct Prior to Effective Time of the Merger</u>. Between the date hereof and the Effective Time of the Merger, Company and Company Sub shall do the following (and to the extent a failure by a Subsidiary of Company (other than Company Sub) to do any of the following would adversely affect Company or Company Sub or the transactions contemplated by this Agreement, Company and CIPAR shall cause such Subsidiary to do the following):

(a) use their commercially reasonable efforts consistent with this Agreement to maintain and preserve intact their present business organizations (other than by virtue of the Restructuring and the Spin Off) and to maintain and preserve their relationships and goodwill with customers, employees and others having business relationships with the Business;

(b)   use their commercially reasonable efforts to keep in full force and effect all of the existing material permits and licenses of Company and Company Sub and to timely pay all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered IP;

(c)   use their commercially reasonable efforts to maintain insurance coverage at least equal to that now in effect on all properties which it owns or leases and on its business operations;

(d)   perform their material contractual obligations and not become in material default on any such obligations;

(e)   pay all accounts payable and trade payables consistent with past practice and, in any event, as the same are due and payable, and maintain inventory consistent with past practice;

(f)   duly observe and conform in all material respects to all lawful requirements applicable to its business;

(g)   maintain their assets and properties in good condition and repair, normal wear and tear excepted;

(h)   file all Tax Returns and all extensions, where applicable, that are required to be filed with any tax authority in accordance with all applicable laws, timely pay all Taxes due and payable as shown in the respective Tax Returns that are so filed and ensure that the Tax Returns will, as of the time of filing, be based on tax positions that have substantial support under all applicable laws; and

(i)   promptly notify Parent regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent's report, any notice of proposed assessment, or any other similar notification of potential adjustments to the Tax liabilities or attributes of Company or Company Sub, or any actual or threatened collection enforcement activity by any Tax authority with respect to tax liabilities of Company or Company Sub.

Except as expressly provided in this Section 6.2 (by reference to Subsidiaries of Company or to the Spun-Off Entities), none of the covenants and agreements contained in this Section 6.2 are applicable to the Spun-Off Entities.

6.3   Acquisition Proposals.

(a)   Subject to Section 6.3(b), from the date of this Agreement until the Effective Time of the Merger or, if earlier, the termination of this Agreement in accordance with Article 13, the Company shall not, and shall cause its Subsidiaries and its officers, directors, employees, Affiliates, investment bankers, lawyers and accountants (collectively, the "Representatives") not to, directly or indirectly: (i) initiate, or solicit or knowingly facilitate or encourage (including by way of providing information) the making, submission or announcement of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise

41

knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate or knowingly encourage any such inquiries, proposals, discussions or negotiations or (ii) approve, endorse or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing.

As used herein, the term: (A) "Acquisition Proposal" means any inquiry, offer or proposal made by a Person or group at any time relating to any direct or indirect acquisition of (i) more than 25% of the assets of Company Sub, (ii) beneficial ownership of more than 25% of the outstanding equity securities of Company or Company Sub, (iii) a tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than 25% of any class of outstanding equity securities of Company, or (iv) any merger, consolidation or other business combination, recapitalization or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger and the Restructuring and Spin Off under the terms of the Separation Agreement; and (B) "Acceptable Confidentiality Agreement" shall mean a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(b)   Notwithstanding anything to the contrary contained in Section 6.3(a), if at any time following the date of this Agreement and prior to obtaining the Company Requisite Vote (i) the Company has received a written Acquisition Proposal from a third party that the board of directors of the Company believes in good faith to be bona fide, (ii) such Acquisition Proposal did not occur as a result of a breach of this Section 6.3, (iii) the board of directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or may reasonably be expected to result in a Superior Proposal and (iv) after consultation with its outside counsel, the board of directors of the Company determines in good faith that the failure to take such actions or any of the actions described in the following clauses (A) and (B) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may, (A) furnish information (including non-public information) with respect to the Company and Company Sub to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company (w) complies with all of the terms and conditions of the Confidentiality Agreement, (x) gives Parent written notice of the existence of such Person and of the Company's intention to furnish information to, or enter into discussions with, such Person at least one Business Day prior to furnishing any such information to, or entering into discussions with, such Person, (y) will not, and will not allow its Subsidiaries or Representatives to disclose any non-public information to such Person without first entering or having entered into an Acceptable Confidentiality Agreement and (z) contemporaneously with making available any such information to such Person, provide to Parent any information concerning the Company or Company Sub provided to such other Person which was not previously provided to or made available to Parent.

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As used herein, the term "Superior Proposal" means any bona fide Acquisition Proposal (with all percentages included in the definition of "Acquisition Proposal" increased to 60% for purposes of this definition) made in writing that (A) is on terms that the board of directors of the Company has determined in good faith (after consultation with the Company's outside counsel and financial advisor) are more favorable to the Company's stockholders from a financial point of view than this Agreement, the Restructuring and the Spin Off, taken as a whole, after giving effect to any modifications (if any) proposed to be made to this Agreement or any other offer by Parent after Parent's receipt of notice under Section 6.3(d), and (B) which the board of directors of the Company has determined in good faith (after consultation with the Company's outside counsel and financial advisor) is reasonably likely to be consummated (if accepted). The foregoing determinations shall be made after consultation with the Company's financial advisor and outside counsel after taking into account all appropriate legal, financial (including the financing terms of such proposal), regulatory and other aspects of such proposal.

(c)   In the event that the Company or any of its Subsidiaries or Representatives receives any of the following, the Company shall promptly (but not more than one Business Day after such receipt) notify Parent thereof: (i) any Acquisition Proposal or written indication by any Person that would reasonably be expected to result in an Acquisition Proposal (and provide the material terms and conditions thereof); (ii) any request for non-public information relating to the Company or Company Sub other than requests for information in the ordinary course of business and unrelated to an Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. In addition, the Company shall keep Parent informed on a current basis (and in any event no later than one Business Day after the occurrence of any significant changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, including furnishing summaries of the principal terms of any material written inquiries and correspondence (without identifying the party making the Acquisition Proposal). Without limiting the foregoing, the Company shall promptly (within one Business Day) notify Parent if it determines to provide non-public information or to engage in discussions or negotiations concerning an Acquisition Proposal. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries, to enforce the provisions of any such agreement; provided, however, that the Company may permit a proposal to be made under a standstill agreement if its board of directors determines in good faith, after consultation with outside counsel, that the Company's failure to do so would be inconsistent with the fiduciary duties of the board of directors to the stockholders of the Company under applicable Law.

(d)   Notwithstanding anything in Section 6.3(a) to the contrary, if the Company receives an Acquisition Proposal which the board of directors of the Company concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, including pursuant to clause (ii) below, the board of directors of the

43

Company may at any time prior to obtaining the Company Requisite Vote, if it determines in good faith, after consultation with outside counsel, that the failure to take such action or any of the actions described in the following clauses (x), (y) and (z) would be inconsistent with the fiduciary duties of the board of directors to the stockholders of the Company under applicable Law, (x) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a "Change of Company Recommendation"), (y) approve or recommend such Superior Proposal, and/or (z) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the board of directors of the Company may not withdraw, modify or amend the Company Recommendation in a manner adverse to Parent pursuant to the foregoing clause (x), approve or recommend such Superior Proposal pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) (it being agreed that any such purported termination shall be null and void and of no effect) unless (A) such Superior Proposal did not result from a breach by the Company of this Section 6.3, (B) with respect to clause (z) above, the Company pays the applicable Termination Fee pursuant to Section 13.2(b), and (C): (i) the Company shall have provided prior written notice to Parent, of its intention to take any action contemplated in this Section 6.3(d) with respect to a Superior Proposal at least four Business Days in advance of taking such action (the "Notice Period"), which notice shall set forth the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the then-current form of each definitive agreement with respect to such Superior Proposal (each, an "Alternative Acquisition Agreement"); and (ii) prior to effecting such Change of Company Recommendation, approving or recommending such Superior Proposal or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, the Company shall provide Parent the opportunity to submit an amended written proposal or to make a new written proposal to the board of directors of the Company during the Notice Period and shall itself and shall cause its Representatives to, during the Notice Period, negotiate in good faith with Parent (to the extent Parent so requests in writing) to make such adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal. In the event of any subsequent material revisions to such Superior Proposal, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 6.3(d), and the Notice Period shall recommence.

(e)   Nothing contained in this Agreement (including, without limitation, this Section 6.3) shall prohibit the board of directors of the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act, or (ii) disclosing the fact that the board of directors of the Company has received an Acquisition Proposal and the terms of such proposal, if the board of directors of the Company determines, after consultation with its outside legal counsel, that the failure to take any such actions would be inconsistent with its fiduciary duties under applicable Law or to comply with obligations under federal securities Laws or NASDAQ or the rules and regulations of any U.S. securities exchange upon which the capital stock of the Company is listed; provided, however, that any such disclosures (other than "stop, look and listen" letters or similar communications of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change of Company Recommendation (including for purposes of

Section 13.1(h)) unless the board of directors of the Company expressly publicly reaffirms its Company Recommendation not more than five Business Days after a written request by Parent to do so (provided that, if such written notice is delivered to the Company less than five Business Days prior to the Company Stockholders' Meeting, the board of directors of the Company shall so reaffirm its Company Recommendation at least one Business Day prior to the Company Stockholders' Meeting).

      6.4   No Change in Company Recommendation or Alternative Acquisition Agreement. Other than in accordance with Section 6.3, the board of directors of the Company shall not:

      (a)   withhold, withdraw, qualify, modify or amend (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger; or

      (b)   approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or cause or permit the Company to enter into any acquisition agreement, merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or resolve, propose or agree to do any of the foregoing.

      6.5   Access to Information. Company and Company Sub will afford, upon reasonable notice, to Parent and its representatives, counsel, accountants, agents and employees reasonable access during normal business hours to all of their business, operations, properties, books, files and records and will do everything reasonably necessary to enable Parent and its representatives, counsel, accountants, agents and employees to make a complete examination of the financial statements, business, assets and properties of Company and Company Sub and the condition thereof and to update such examination at such intervals as Parent shall deem appropriate. Such examination shall be conducted in cooperation with the officers of Company and Company Sub and in such a manner as to minimize any disruption of, or interference with, the normal business operations of Company and Company Sub. Upon the request of Parent, and upon Parent's execution and delivery of a customary waiver, Company and Company Sub will cause Ernst & Young LLP and BKD LLP to provide reasonable access to representatives of Parent and Deloitte & Touche LLP, working on behalf of Parent, to auditors' and tax preparers' work papers with respect to the business and properties of Company and Company Sub, including tax accrual work papers prepared for Company and Company Sub during the preceding 60 months, other than (a) books, records and documents covered by the attorney-client privilege, or that are attorneys' work product, and (b) books, records and documents that Company and Company Sub are legally obligated to keep confidential. All documents and information concerning Company and Company Sub so obtained from any of them (except to the extent that such documents or information are a matter of public record or require disclosure in the Proxy Statement or any of the public portions of any applications required to be filed with any Governmental Entity to obtain the approvals and consents required to effect the transactions contemplated hereby), shall be subject to the Confidentiality Agreement.

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6.6   Filings. Company agrees that through the Effective Time of the Merger, Company's reports, proxy statements, registrations, statements and other filings required to be filed with any applicable Governmental Entity will be filed timely and will comply in all material respects with all the applicable statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.7   Notices; Reports. Company and Company Sub will promptly notify Parent of any event of which Company or Company Sub obtains knowledge which has had or may have a Material Adverse Effect, or in the event that Company or Company Sub determines that it is unable to fulfill, or that any event has occurred which is reasonably likely to prevent the fulfillment of, any of the conditions to the performance of Parent's obligations hereunder, as set forth in Articles 9 or 11 herein, and Company or Company Sub will furnish Parent (i) as soon as available, and in any event within one Business Day after it is mailed or delivered to the Board of Directors of Company or committees thereof, any report by Company for submission to the Board of Directors of Company or committees thereof, provided, however, that Company need not furnish to Parent communications of Company's or Company Sub's legal counsel regarding Company's or Company Sub's rights and obligations under this Agreement or the transactions contemplated hereby, or other communication incident to Company's or Company Sub's actions pursuant to Section 6.3 hereof (except as required by Section 6.3 or Section 6.9), or books, records and documents covered by confidentiality agreements or the attorney-client privilege, or which are attorneys' work product, (ii) prior to sending or filing same, all proxy statements, information statements, financial statements, reports, letters and communications sent by Company to its stockholders or other security holders, and all reports filed by Company with the SEC or other Governmental Entities, and (iii) such other existing reports as Parent may reasonably request relating to Company or Company Sub. No notification delivered pursuant to this Section 6.7 shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.8   Company Stockholders' Meeting. As promptly as practicable after the execution of this Agreement, and subject to Section 6.9 hereof, Company will take action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to duly call, give notice of, and convene and hold a meeting of its stockholders to consider and vote upon the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement and the transactions contemplated hereby so as to permit the consummation of the transactions contemplated hereby (the "Company Stockholders' Meeting"). Except in the event of a Change of Company Recommendation specifically permitted by Section 6.3(d), (a) the Proxy Statement shall include the Company Recommendation and (b) the board of directors of the Company shall take all reasonable lawful action to solicit the Company Requisite Vote.

6.9   Proxy Statement. Company will promptly prepare or cause to be prepared and file with the SEC the Proxy Statement in preliminary form, and further agrees to provide any information requested by Parent for the preparation of any applications necessary to consummate the transactions contemplated hereby. Company shall afford Parent a reasonable opportunity to review all such applications and all amendments and supplements thereto before the filing

46

thereof. Parent and Company will cooperate and consult with each other in the preparation of the Proxy Statement, and Company shall provide Parent with copies of all correspondence between Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. Company and Company Sub covenant and agree that, with respect to the information relating to Company, Company Sub and the Spun-Off Entities, as applicable, the Proxy Statement will comply in all material respects with the provisions of applicable law, and will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, and Company shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement to be mailed to Company's stockholders as soon as practicable after the Proxy Statement is cleared by the SEC. Company will use its commercially reasonable efforts to assist Parent in obtaining all approvals or consents of Governmental Entities necessary to effect the Merger and the transactions contemplated herein.

      6.10   <u>Restructuring and Spin Off</u>.

      (a)   Prior to the Closing: (i) Company will cause Cohesant Canada, which is an inactive, dormant subsidiary of Company, to be dissolved; and (ii) Company will effect a restructuring (the "Restructuring") of its current subsidiaries such that immediately following such Restructuring the following subsidiaries of the Company as of the date hereof will be direct or indirect subsidiaries of the Company's wholly owned subsidiary, CIPAR: CMI, CuraFlo Services, CuraFlo Spincast, CuraFlo Franchising and CuraFlo BC.

      (b)   Immediately following the Restructuring and prior to the Closing, Company will effect a spin off of its direct, wholly owned subsidiary, CIPAR (and, due to the Restructuring, the indirect subsidiaries owned by CIPAR, in addition to any liabilities associated with American Chemical and Cohesant Canada), to Company's stockholders pursuant to a special dividend of the CIPAR capital stock (the "Spin Off") pursuant to the terms of the Separation Agreement. Following the Restructuring and the Spin Off, Company's sole subsidiary will be Company Sub and Company's stockholders will own all of the shares of capital stock of CIPAR. All rights in the name "Cohesant Technologies" will be transferred pursuant to the Separation Agreement such that the Surviving Corporation and Parent shall not use the name "Cohesant Technologies" or any derivation thereof in their names or in the names of any of their Affiliates after the Effective Time of the Merger.

      (c)   There shall have been delivered to Parent prior to the Closing Date evidence reasonably satisfactory to Parent of the completion of the Restructuring and Spin Off in accordance with the Separation Agreement, including, but not limited to, evidence of the dividend of the CIPAR stock to the Company's stockholders.

      (d)   Prior to Closing, Company and its Subsidiaries will take such actions and make such filings as may be necessary to ensure that the Restructuring and the Spin Off transactions do not cause Company or Company Sub to recognize any income or gain for federal, state, local or foreign Tax purposes or otherwise incur any liability for Taxes as a result of the Restructuring or the Spin Off.

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6.11   Directors' and Officers' Insurance.

(a)   Following the Effective Time of the Merger, the Certificate of Incorporation and Bylaws of Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and Bylaws of Merger Sub (as in effect as of the date hereof), which provisions shall not be amended, modified or otherwise repealed for a period of six (6) years from the Effective Time of the Merger in any manner that would adversely affect the rights thereunder as of the Effective Time of the Merger of any individual who at the Effective Time of the Merger is covered by such provisions unless such modification is required after the Effective Time of the Merger by law and then only to the minimum extent required by such law.

(b)   Prior to the Effective Time of the Merger, Company shall obtain and fund an extension of (i) Company's and Company Sub's existing directors' and officers' insurance policies, and (ii) the Company's and Company Sub's existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time of the Merger from an insurance carrier with the same or better credit rating as the Company's and Company Sub's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary liability insurance (collectively, "D&O Insurance") with terms, conditions, retentions and limits of liability that are at least as favorable as the Company's and Company Sub's existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time of the Merger (including in connection with the Restructuring and Spin Off and this Agreement or the transactions or actions contemplated hereby).

(c)   The rights of each current officer and director of Company and Company Sub under this Section 6.11 shall be in addition to any rights such individual may have under the Amended and Restated Certificate of Incorporation and Bylaws (or other governing documents) of Company or any of its Subsidiaries, under the DGCL or any other applicable Laws. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each such current officer and director of Company and Company Sub. Company's obligation under this Section 6.11 shall be subject to its indemnification rights as provided in the Separation Agreement.

6.12   Assumed Transaction Expenses and Debt Pay-Off Letters. Prior to the Closing, Company shall obtain pay-off letters (in form and substance satisfactory to Parent) from payees in respect of at least 90.0% of the aggregate amount all Assumed Transaction Expenses and Debt (the "Assumed Transaction and Debt Pay-Off Letters"), which Assumed Transaction Expenses and Debt Pay-Off Letters shall be dated within five (5) days of the Closing Date and shall include pay-off amounts in respect of Assumed Transaction Expenses and Debt as of the Closing Date. CIPAR hereby agrees to, and hereby agrees to cause all of the Spun-Off Entities to, indemnify, defend and hold harmless Company, Company Sub and Parent from, against and in respect of all losses, claims, liabilities, damages, costs and expenses relating to or arising out of the actual amount of Assumed Transaction Expenses and Debt exceeding the amount of Assumed Transaction Expenses and Debt reflected on the Per Share Merger Consideration

48

Certificate (and, in turn, taken into account for purposes of calculating the Per Share Merger Consideration). In accordance with the terms and conditions of the Separation Agreement, CIPAR is assuming, and shall be responsible for discharging, among other things, the Excess Assumed Transaction Expenses and Debt, if any. Immediately following the Effective Time of the Merger, CIPAR shall pay to Company, by wire transfer of immediately available funds, an amount equal to the Excess Assumed Transaction Expenses and Debt, if any.

6.13   Audited Financial Statements. Prior to the Closing, Company shall cause its independent auditors, Ernst & Young LLC, to complete an audit of Company and to prepare audited consolidated financial statements of the Company as of and for the period ending November 30, 2007, together with an opinion thereon (collectively, the "2007 Audited Financial Statements"). Company shall deliver the 2007 Audited Financial Statements to Parent promptly upon Company's receipt thereof.

<center>ARTICLE 7.
COVENANTS OF PARENT AND MERGER SUB</center>

Parent and Merger Sub covenant and agree with Company and Company Sub as follows:

7.1   Limitation on Conduct Prior to Effective Time of the Merger. Between the date hereof and the Effective Time of the Merger, except as expressly provided in this Agreement, Parent and Merger Sub shall not, without the prior written consent of Company and Company Sub, which consent shall not unreasonably be withheld or delayed:

(a)   take any action which would or is reasonably likely to (i) adversely affect the ability of Parent to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Parent's ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Company's, Company Sub's or Parent's obligations hereunder, as set forth in Articles 9, 10 or 11 herein not being satisfied; or

(b)   agree or make any commitment to take any actions prohibited by this Section 7.1.

7.2   Applications. Parent will, as promptly as practicable, prepare and file in final form or cause to be prepared and filed in final form (it being recognized that applicable Governmental Entities may require supplemental filings after such filing in final form) any applications under applicable law necessary to consummate the transactions contemplated hereby. Parent shall afford Company or Company Sub a reasonable opportunity to review all such applications (except for the confidential portions thereof) and all amendments and supplements thereto before the filing thereof.

7.3   Notices; Reports. Parent will promptly notify Company and Company Sub in the event that Parent determines that it is unable to fulfill, or that any event has occurred which is reasonably likely to prevent the fulfillment of, any of the conditions to the performance of Company's or Company Sub's obligations hereunder, as set forth in Articles 9 or 10 herein. No notification delivered pursuant to this Section 7.3 shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

<center>49</center>

ARTICLE 8.
ADDITIONAL COVENANTS

The parties hereto hereby mutually covenant and agree with each other as follows:

8.1   Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable.

8.2   Public Announcements. No press release or other public disclosure of matters related to this Agreement or any of the transactions contemplated hereby shall be made by Parent, Company or Company Sub unless the other party shall have provided its prior consent (which shall not be unreasonably withheld, delayed or conditioned) to the form and substance thereof; provided, however, that nothing herein shall be deemed to prohibit any party hereto from making any disclosure which its counsel deems necessary in order to fulfill such party's disclosure obligations imposed by law, in which case the party required to make such disclosure shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such disclosure prior to the time of its issuance.

ARTICLE 9.
CONDITIONS PRECEDENT TO THE MERGER

The obligations of each of the parties hereto to consummate the transactions contemplated herein are subject to the satisfaction, on or before the Closing Date, of the following conditions:

9.1   Stockholder Approval. The Company Requisite Vote shall have been obtained.

9.2   No Judgments or Orders. No judgment, decree, injunction, investigation, order or proceeding shall be outstanding by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, the Merger substantially in the form contemplated by this Agreement.

ARTICLE 10.
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMPANY AND COMPANY SUB

All of the obligations of Company and Company Sub to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by Company:

10.1   Representations and Warranties; Performance of Covenants. All the covenants, terms and conditions of this Agreement to be complied with and performed by Parent or Merger Sub on or before the Closing Date shall have been complied with and performed in all material respects. Each of the representations and warranties of Parent contained in Article 5 hereof shall have been true and correct in all respects on and as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) on and as of

50

the Closing Date, subject to such exceptions as would not (individually or in the aggregate) have or reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform their respective obligations hereunder or to consummate the transactions contemplated hereby, with the same effect as though such representations and warranties had been made on and as of the Closing Date (it being understood that, for purposes of determining the effect of such exceptions, all materiality qualifications contained in such representations and warranties shall be disregarded).

10.2   Officers' Certificate. There shall have been delivered to Company and Company Sub on the Closing Date a certificate executed by an officer of Parent and Merger Sub certifying, to the best of their knowledge, compliance with all of the provisions of Section 10.1.

ARTICLE 11.
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

All of the obligations of Parent and Merger Sub to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by Parent:

11.1   Representations and Warranties; Performance of Covenants. All the covenants, terms and conditions of this Agreement to be complied with and performed by Company and Company Sub at or before the Closing Date shall have been complied with and performed in all material respects. Each of the representations and warranties of Company, Company Sub and CIPAR contained in Article 4 hereof (other than the representations and warranties contained in Sections 4.2 and 4.3) shall have been true and correct in all respects on and as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) on and as of the Closing Date, subject to such exceptions as would not (individually or in the aggregate) have a Material Adverse Effect, with the same effect as though such representations and warranties had been made on and as of the Closing Date (it being understood that, for purposes of determining the effect of such exceptions, all Material Adverse Effect and materiality qualifications contained in such representations and warranties shall be disregarded). Each of the representations and warranties of Company contained in Sections 4.2 and 4.3 shall have been true and correct in all but insignificant respects on and as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) on and as of the Closing Date.

11.2   Authorization of Merger. All actions necessary to authorize the execution, delivery and performance of this Agreement by Company and Company Sub and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the Boards of Directors and stockholders of Company and Company Sub.

11.3   Officers' Certificate. There shall have been delivered to Parent on the Closing Date a certificate executed by the Chief Executive Officer and the Chief Financial Officer of Company certifying, to the best of their knowledge, compliance with all of the provisions of Sections 11.1 and 11.2.

11.4   Company Dissenting Shares. The number of shares of Company Stock which constitute Company Dissenting Shares shall not exceed 10% of the Company Stock issued and outstanding as of the Closing Date.

11.5   Restrictive Covenant Agreements. Parent shall have received executed Restrictive Covenant Agreements from each of Morris H. Wheeler, Robert W. Pawlak, Morton A. Cohen and Clarion Capital Corporation.

11.6   Intercompany Payments and Employee Loans. As of the Closing: (a) Company and Company Sub shall have made all payments due and owing to any of the Spun-Off Entities for any obligations whatsoever and all of the Spun-Off Entities shall have made all payments due and owing to either of Company or Company Sub for any obligations whatsoever; and (b) any employee of Company or any Subsidiary of Company having received a loan from Company or any Subsidiary of Company to pay the exercise price under any exercised Company Stock Options shall have paid cash to Company to fund the exercise price for such Company Stock Options and such exercise price shall have been deposited in the Option Shares Exercise Price Account.

11.7   Restructuring and Spin Off. None of the parties to the Separation Agreement shall have amended, supplemented or otherwise altered the terms of the Separation Agreement; none of the parties to the Separation Agreement shall have waived compliance with any term or condition of the Separation Agreement; the parties to the Tax Matters Agreement and the Transition Services Agreement shall have entered into the Tax Matters Agreement and the Transition Services Agreement in the forms attached hereto as Exhibits D and E, respectively; the parties to the Tax Matters Agreement and the Transition Services Agreement shall not have amended, supplemented or otherwise altered the terms of the Tax Matters Agreement or the Transition Services Agreement; none of the parties to the Tax Matters Agreement or the Transition Services Agreement shall have waived compliance with any term or condition of the Tax Matters Agreement or the Transition Services Agreement; and the Restructuring and Spin Off shall have occurred in accordance with the terms and conditions of the Separation Agreement.

11.8   2007 Audited Financial Statements. Ernst & Young LLP shall have completed the 2007 Audited Financial Statements and Company shall have delivered the 2007 Audited Financial Statements to Parent in accordance with Section 6.16.

11.9   Assumed Transaction Expenses and Debt Pay-Off Letters Payments. Company shall have delivered to Parent Assumed Transaction Expenses and Debt Pay-Off Letters in respect of at least 90.0% of the aggregate amount of all Assumed Transaction Expenses and Debt.

11.10   Merger Consideration Payments. The balance of (A) the Merger Consideration plus the Assumed Transaction Expenses and Debt, minus (B) the Option Shares Exercise Cash Amount, shall not exceed $35,000,000.

11.11   Per Share Merger Consideration Certificate and Option Shares Merger Consideration Certificate Payments. Company and CIPAR shall have delivered to Parent the Per

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Share Merger Consideration Certificate and the Option Shares Merger Consideration Certificate, each of which shall be in form and substance reasonably satisfactory to Parent.

ARTICLE 12.
EMPLOYEE BENEFITS

12.1 <u>Executive Employment Agreements Payments</u>. Parent will cause the Surviving Corporation to assume and perform all of the payment obligations only (and not any other obligations) of Company under the terms of the Executive Employment Agreements and to pay the employees under the Executive Employment Agreements within three (3) Business Days of the Effective Time of the Merger the change of control payments due under such Executive Employment Agreements to the extent not paid prior to the Effective Time of the Merger. Parent and the Surviving Corporation shall be entitled to deduct, withhold and transmit to the proper tax authorities from the consideration otherwise payable to any such employee such amounts as are required to be withheld under the Code, or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so withheld and transmitted, such withheld and transmitted amounts shall be treated for all purposes of this Agreement as having been paid to such employees in respect of which such deduction and withholding was made. In the event Section 409A(a)(1)(B) of the Code requires a deferral of any payment to an employee who is a "key employee" as that term is defined in Code 409A, such payment shall be accumulated and paid in a single lump sum on the earliest date permitted by Code 409A. Notwithstanding the Surviving Corporation's assumption of the payment obligations under the Executive Employment Agreements, the non-competition provisions therein shall be void and of no effect and the employees under the Executive Employment Agreements shall be bound solely by the provisions in the Restrictive Covenant Agreements. As a condition to Surviving Company paying any amounts under the Executive Employment Agreements, the employees to be receiving such amounts must execute release agreements, in form and substance acceptable to Parent. All amounts payable by the Surviving Corporation to employees under the Executive Employment Agreements are included as Transaction and Retention Bonuses and, in turn, as Assumed Transaction Expenses and Debt.

12.2 <u>Benefit Plans</u>.
(a) From and after the Effective Time of the Merger, neither Company nor Company Sub shall have any liability, direct or indirect, contingent or otherwise, with respect to the Employee Plans and Benefit Arrangements listed in Section 4.20(a) of the Company Disclosure Letter. Effective as of the Effective Time of the Merger, all active GlasCraft Employees (as defined in the Separation Agreement) and all GlasCraft Employees on an approved leave of absence with a right of rehire, and their respective dependants, shall, as to any benefits that may otherwise accrue after the Effective Time of the Merger, remain as participants in such Employee Plans to the extent and until all such benefits that accrued prior to and as of the Effective Time of the Merger have been paid and provided in full.

(b) From and after the Effective Time of the Merger, except as set forth in the next sentence, CIPAR, its subsidiaries and each Employee Plan and Benefit Arrangement shall retain and be solely responsible for: (i) any and all Liabilities arising under or in any way related to the Employee Plans and Benefit Arrangements, whether arising prior to, on, or after the Effective Time of the Merger; (ii) coverage and any benefits related thereto for each and any COBRA

53

beneficiaries and any "M&A qualified beneficiaries" (as such term is defined under regulations issued pursuant to continuation coverage under Code Section 4980B and ERISA Section 601, et. seq.); (iii) medical, dental and vision plan claims incurred but not paid as of the Effective Time of the Merger; and (iv) any expense related to the full vesting of participant accounts as of the Effective Time of the Merger as set forth in subsection (d)(i) of this Section 12.2.

(c)   From and after the Effective Time of the Merger, Company and Company Sub shall be solely responsible for: (i) any contributions due from the GlasCraft Employees (as defined in the Separation Agreement) at the Effective Time of the Merger out of the payroll period in which the Effective Time of the Merger occurs; (ii) amounts accrued on Company's and Company Sub's financial statements for unpaid wages representing vacation, sick leave or other personal time off for GlasCraft Employees; and (iii) amounts withheld from payroll of active GlasCraft Employees at the Effective Time of the Merger representing credits under Company's and Company Sub's flexible benefit plan for amounts withheld from GlasCraft Employees' wages but not paid for benefits, less amounts paid for benefits under the flexible benefit plans in excess of amounts withheld from wages of GlasCraft Employees, in accordance with the participant elections in effect at the Effective Time of the Merger, which Company and Company Sub shall assume and continue for the remainder of the flexible benefit plan year.

(d)   With respect to the qualified Cohesant Technologies Inc. (and Subsidiaries) Employee 401(k) Profit Sharing Plan in which Company and Company Sub participated immediately prior to the Effective Time of the Merger: (i) the account of each active GlasCraft Employee (as defined in the Separation Agreement) and GlasCraft Employee on an approved leave of absence with right of rehire by contract or statute (the "Acquired Employees") shall be fully (100%) vested as of the Effective Time of the Merger; (ii) each Acquired Employee will be treated as incurring a severance from employment, and may elect distribution upon severance from employment in accordance with plan provisions; and (iii) each Acquired Employee may, subsequent to severance from employment, elect a direct rollover of any participant loan outstanding that has not defaulted, provided that the election must be timely made and the rollover must be timely completed prior to default, and provided further that the rollover is otherwise in accordance with the terms of the plan, the Code and ERISA.

(e)   Effective as of the Effective Time of the Merger, each Acquired Employee shall be eligible for and shall become a participant in each employee retirement and welfare benefit plan and benefit arrangement sponsored by Parent to its similarly situated active employees (the "Parent Benefit Plans and Arrangements"), subject to the respective terms and conditions of each such plan or arrangement. Parent shall cause each time off benefit and length of service award to provide each such Acquired Employee and their dependents with credit for service with Company and Company Sub prior to the Effective Time of the Merger. Nothing in this Section 12.2 shall require Parent to continue to offer any Parent Benefit Plan and Arrangement from or after the Effective Time of the Merger, to provide any benefit comparable to any benefit to which any Acquired Employee was entitled immediately prior to the Effective Time of the Merger or otherwise restrict the right of Parent to modify or terminate any such plan or arrangement without the consent of any Acquired Employee or their dependant, except as otherwise required by applicable Law; provided, however, that Parent shall maintain or timely adopt a group health plan that allows for immediate participation by Acquired Employees, subject to the group health plan's eligibility service requirements as of the Effective Time of the

54

Merger (taking into account any creditable coverage under Company's and Company Sub's group health plans prior to the Effective Time of the Merger), and that Parent shall maintain or timely adopt a qualified plan that allows rollover of Acquired Employees' loan balances from the Cohesant Technologies Inc. (and Subsidiaries) Employee 401(k) Profit Sharing Plan.

ARTICLE 13.
TERMINATION

13.1   Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of this Agreement by the stockholders of Company, upon the occurrence of any of the following:

(a)   By mutual agreement of Parent and Company, in writing;

(b)   By Parent or Company, upon written notice to the other, upon the failure of the Company Requisite Vote to be obtained at the duly convened Company Stockholders' Meeting required by Section 6.8, or any adjournment or postponement thereof; provided that the right to terminate this Agreement under this Section 13.1(b) shall not be available to the Company where the failure to obtain the Company Requisite Vote shall have been caused by the action or failure of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(c)   By Company, upon written notice to Parent, if there shall have been a breach by Parent or Merger Sub of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Merger Sub, which breach, either individually or in the aggregate, would result in the failure of the condition set forth in Section 10.1 and which breach has not been cured within 30 days following written notice thereof to Parent or, by its nature, cannot be cured within such time period; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 13.1(c) if Company or Company Sub is then in material breach of any of its covenants or agreements contained in this Agreement;

(d)   By Parent, upon written notice to Company, (i) if there shall have been a breach by Company, Company Sub or CIPAR of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, Company Sub or CIPAR, which breach, either individually or in the aggregate, would result in the failure of the condition set forth in Section 11.1 and which breach has not been cured within 30 days following written notice thereof to Company or Company Sub or, by its nature, cannot be cured within such time period, or (ii) Company or Company Sub shall have materially breached any of its obligations under Section 6.3, 6.8 or 6.9; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 13.1(d) if Parent is then in material breach of any of its covenants or agreements contained in this Agreement;

(e)   By Company or Parent, if any conditions set forth in Article 9 shall not have been met by the nine-month anniversary of this Agreement (the "Termination Date") whether such date is before or after the date of approval by the stockholders of the Company referred to in Section 6.8; provided, however, that this Agreement shall not be terminated pursuant to this

Section 13.1(e) by a party if the relevant condition shall have failed due to the failure of such party (or, in the case of Parent, of Merger Sub, or, in the case of Company, of Company Sub), to comply in all material respects with its obligations under this Agreement;

(f)   By Company, if any of the conditions set forth in Article 10 shall not have been satisfied or waived by the Termination Date; provided, however, that this Agreement shall not be terminated pursuant to this Section 13.1(f) if the relevant condition shall have failed due to the failure of Company or Company Sub to comply in all material respects with its obligations under this Agreement;

(g)   By Parent, if any of the conditions set forth in Article 11 (other than Section 11.10) shall not have been satisfied or waived by the Termination Date; provided, however, that this Agreement shall not be terminated pursuant to this Section 13.1(g) if the relevant condition shall have failed due to the failure of Parent or Merger Sub to comply in all material respects with its obligations under this Agreement;

(h)   By Parent, if

(i)   a Change of Company Recommendation shall have occurred;

(ii)   the board of directors of the Company fails to reaffirm the Company Recommendation in accordance with Section 6.3(e);

(iii)   the board of directors of the Company or any committee thereof shall approve, adopt or recommend any Superior Proposal or Acquisition Proposal;

(iv)   the Company shall have executed any letter of intent, memorandum of understanding or similar agreement relating to any Superior Proposal or Acquisition Proposal;

(v)   the Company approves or recommends that the Company Stockholders tender their Shares in any tender or exchange offer or the Company fails to send the Company Stockholders, within ten Business Days after the commencement of such tender or exchange offer, a statement that the Company recommends rejection of such tender or exchange offer;

(vi)   the Company publicly announces its intention to take any of the actions in the foregoing clauses (i), (ii), (iii), (iv) or (v);

(vii)   with the prior consent of the board of directors of the Company, any Person or "group" (within the meaning of Section 13(d) of the Exchange Act) acquires beneficial ownership of more than 25% of the outstanding Company Stock;

(viii)   the Company breaches its obligation to hold the Company Stockholders' Meeting set forth in Section 6.8 other than solely as a result of actions taken or omitted by the SEC; or

56

(ix) the condition set forth in Section 11.10 shall not have been satisfied or waived prior to the Termination Date; or

(i) By Company, at any time prior to receipt of the Company Requisite Vote, in accordance with, and subject to the terms of, Section 6.3(d).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (h) or (i) of this Section 13.1 shall give written notice of such termination to each other party in accordance with Section 15.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

13.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Company or Parent as provided in Section 13.1, this Agreement shall forthwith become void and neither Company nor Company Sub nor Parent nor Merger Sub shall have any further obligation or liability to the other party except under the terms of the Confidentiality Agreement, Section 8.1, Section 13.1 and this Section 13.2, each of which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach of the warranties and representations made by it, or willful and material failure in performance of any of its covenants, agreements or obligations hereunder.

(b) If:

(i) Parent terminates this Agreement pursuant to Section 13.1(h); or

(ii) the Company terminates this Agreement pursuant to Section 13.1(i); or

(iii) (A) either Parent or Company terminates this Agreement pursuant to Section 13.1(b), and

(B) at any time after the date of this Agreement and prior to the Company Stockholders' Meeting, an offer or proposal for an Acquisition Proposal was made directly to the stockholders or to the Board of Directors of Company or became publicly known, or any Person (other than Parent and its Affiliates) publicly announced an intention (whether or not conditional) to make an offer or proposal for an Acquisition Proposal, and

(C) Company enters into an agreement for, or consummates any Acquisition Proposal with, any Person within 12 months after such termination of this Agreement; or

(iv) (A) Parent terminates this Agreement pursuant to Section 13.1(d), and

(B) at any time after the date of this Agreement and prior to such breach, an offer or proposal for an Acquisition Proposal was made directly to the stockholders or to the Board of Directors of Company or became publicly known, or any

Person (other than Parent and its Affiliates) publicly announced an intention (whether or not conditional) to make an offer or proposal for an Acquisition Proposal, and

(C)   Company enters into an agreement for, or consummates any Acquisition Proposal with, any Person within 12 months after such termination of this Agreement; or

(v)   (A)   Parent terminates this Agreement pursuant to Section 13.1(e) or (g) or Company terminates this Agreement pursuant to Section 13.1(f), and the Company Stockholders' Meeting shall not have been held prior to such termination;

(B)   at any time after the date of this Agreement and prior to such termination, an offer or proposal for an Acquisition Proposal was made directly to the stockholders or to the Board of Directors of Company or became publicly known, or any Person (other than Parent and its Affiliates) publicly announced an intention (whether or not conditional) to make an offer or proposal for an Acquisition Proposal; and

(C)   Company enters into an agreement for or consummates any Acquisition Proposal within 12 months after such termination of this Agreement;

then Company shall pay to Parent, by wire transfer of immediately available funds the Termination Fee (as defined below), (x) in the case Section 13.2(b)(i), no later than two (2) Business Days following such termination, (y) in the case of Section 13.2(b)(ii), simultaneously with such termination, and (z) in the case of Section 13.2(b)(iii), (iv) or (v), no later than the time of Company's entering into an agreement for any Acquisition Proposal with any Person or, if there is no such agreement, upon the consummation of such Acquisition Proposal. For avoidance of doubt, in no event shall the Company or Company Sub be obligated to pay the Termination Fee on more than one occasion.

For purposes of this Agreement, the term "Termination Fee" means, in the event that this Agreement shall have been terminated pursuant to Section 13.1(b), Section 13.1(d), Section 13.1(h) or Section 13.1(i), an amount in cash equal to $1,330,000.

(c)   If Company fails to pay all amounts due to Parent on the dates specified in this Section 13.2, then Company shall pay Parent interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, plus 2%, from the date such amounts were required to be paid until the date actually received by Parent.

(d)   Company acknowledges that the agreements contained in this Section 13.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement. Company acknowledges that its obligation to pay to Parent any amounts due pursuant to this Section 13.2 is not subject to the Company Requisite Vote or any other stockholder vote or approval being obtained.

ARTICLE 14.
[INTENTIONALLY OMITTED]

ARTICLE 15.
MISCELLANEOUS

15.1 <u>Expenses</u>. Except as otherwise provided for herein,

(a)   Parent will pay all Expenses (as defined below) incurred by Parent or Merger Sub in connection with or related to the authorization, preparation and execution of this Agreement and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by Parent, Merger Sub or their Affiliates.

(b)   CIPAR will pay all Expenses (as defined below) incurred by Company and Company Sub in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of stockholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by Company, Company Sub or their Affiliates

"Expenses" as used in this Agreement shall include all reasonable out-of-pocket expenses (including all fees and expenses of attorneys, accountants, investment bankers, experts and consultants to the party and its Affiliates) incurred by the party or on its behalf in connection with the consummation of the transactions contemplated by this Agreement.

15.2 <u>Notices</u>. Any notice, request, instruction or other document to be given hereunder by any party hereto to another shall be in writing and delivered personally or by confirmed facsimile transmission or sent by a recognized overnight courier service or by registered or certified mail, postage prepaid, with return receipt requested, addressed as follows:

To Parent, Merger Sub or to Company and
Company Sub after the Effective Time of the
Merger:

Graco Inc.
88 11th Avenue Northeast
Minneapolis, MN 55413
Attention: General Counsel
Facsimile Number:

With a copy to:

Lindquist & Vennum P.L.L.P.
80 South 8th Street
Suite 4200
Minneapolis, MN 55402
Attention: Robert Thompson
                    Joseph Humke
Facsimile Number: (612) 371-3207

To Company or Company Sub prior to the   Cohesant Technologies Inc.
Effective Time of the Merger, or to CIPAR: 5845 West 82nd Street
    Suite 102
    Indianapolis, Indiana 46278
    Attention:
    Facsimile Number:

With a copy to: Porter Wright Morris & Arthur LLP
    925 Euclid Avenue
    Suite 1700

    Cleveland, OH 44115-1483
    Attention: Michael A. Ellis
    Facsimile Number: (216) 443-9011

Any such notice, request, instruction or other document shall be deemed received (i) on the date delivered personally or delivered by confirmed facsimile transmission, (ii) on the next Business Day after it was sent by overnight courier, delivery charges prepaid; or (iii) on the fourth Business Day after it was sent by registered or certified mail, postage prepaid. Any of the Persons shown above may change its address for purposes of this section by giving notice in accordance herewith.

15.3   Assignment. All terms and conditions of this Agreement shall be binding upon and shall inure, to the extent permitted by law, to the benefit of the parties hereto and their respective permitted transferees and successors and permitted assigns; provided, however, that this Agreement and all rights, privileges, duties and obligations of the parties hereto, without the prior written approval of the other parties hereto, may not be transferred, assigned or delegated by any party hereto (by operation of law or otherwise) and any such attempted transfer, assignment or delegation shall be null and void.

15.4   Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which, taken together, shall constitute one original document and shall become effective when one or more counterparts have been signed by the appropriate parties and delivered to each party hereto.

15.5   Effect of Representations and Warranties. The representations and warranties contained in this Agreement shall terminate immediately after the Effective Time of the Merger. Notwithstanding the foregoing, the parties recognize that certain representations, warranties and indemnification obligations contained in the Separation Agreement are to survive the Effective Time of the Merger.

15.6   Third Parties. Except as specified in Section 6.11 and Article 12 hereof, each party hereto intends that this Agreement shall not benefit or create any right or cause of action to any person other than parties hereto. As used in this Agreement the term "parties" shall refer only to Parent, Merger Sub, Company or Company Sub, as the context may require. Without limiting the foregoing, nothing in Article 12 hereof shall be deemed to confer any enforceable rights on any current, former or future employee of Company, Company Sub, Parent, the Surviving Corporation or any of their respective Affiliates, and nothing in this Agreement shall constitute or be construed as an amendment or modification of any Employee Plan or Benefit Arrangement or any employee benefit plan or arrangement of Parent, the Surviving Corporation or any of their Affiliates or limit in any way the right of Company, Company Sub, Parent, the Surviving Corporation or any of their Affiliates to amend, modify or terminate any of its employee benefit plans or arrangements. For the avoidance of doubt, this Section 15.6 does not limit the rights of any Person under the terms of any Employee Plan or Benefit Arrangement.

15.7   Integration. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

15.8   Knowledge. Whenever any statement herein or in any list, certificate or other document delivered to any party pursuant to this Agreement is made "to the knowledge" or "to the knowledge" of any party or another Person, such party or other Person shall make such statement based upon the actual knowledge of the senior executive officers of such Person. The senior executive officers of the Company and Company Sub are identified in Section 15.8 of the Company Disclosure Letter.

15.9   Governing Law; Jurisdiction.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

(b)   Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (iv) consents to service being made through the notice procedures set forth in Section 15.2. Each of the Company, Company Sub, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 15.2 shall be effective service of process for any claim, action, suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

15.10 <u>Captions</u>. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement and shall not affect the interpretation hereof.

15.11 <u>Severability</u>. If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner and with substantially the same effect as originally set forth at the date this Agreement was executed.

15.12 <u>Waiver and Modification; Amendment</u>. At any time prior to the Effective Time of the Merger, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No waiver of any term, provision or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition of this Agreement. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies. Except as otherwise required by law, this Agreement, when executed and delivered, may be modified or amended prior to the Effective Time of the Merger by action of the Boards of Directors of Parent, Merger Sub, Company and Company Sub without action by their respective stockholders. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

[Remainder of Page Intentionally Left Blank]

Doc# 2454965\8

IN WITNESS WHEREOF, the parties have duly executed this Agreement and Plan of Merger as of the day and year first above written.

PARENT: **COMPANY:**

GRACO INC.   **COHESANT TECHNOLOGIES INC.**

Name:	Patrick J. McHale		Name:	Morris H. Wheeler
Title:	President and Chief Executive Officer		Title:	Chief Executive Officer

MERGER SUB: **COMPANY SUB:**

GRACO INDIANA INC.   **GLASCRAFT INC.**

Name:	Karen Park Gallivan		Name:	Morris H. Wheeler
Title:	Vice President and Secretary		Title:	Chairman

CIPAR INC.

Name:	Morris H. Wheeler
Title:	Chairman

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EXHIBIT A

Form of Voting and Support Agreement

EXHIBIT B

Form of Restrictive Covenant Agreement

EXHIBIT C

Form of Separation Agreement

66

EXHIBIT D

Form of Tax Matters Agreement

Doc# 2454965\8

EXHIBIT D

Form of Transition Services Agreement

EXHIBIT F

Examples of Per Share Merger Consideration Calculation

The following are hypothetical example calculations of the Per Share Merger Consideration, based upon the assumptions set forth below (none of which purport to reflect the actual state of affairs as of the date of the Agreement and Plan of Merger to which this Exhibit F is attached or the projected state of affairs as of the Effective Time of the Merger). These hypothetical example calculations are for illustrative purposes only, and they are not intended to, and do not purport to, reflect any actual or projected calculation of the Per Share Merger Consideration.

Example 1:

Assume(for illustrative purposes only) that, as of the date of this Agreement, there are 3,357,809 shares of Company Stock outstanding and Company Stock Options outstanding to purchase 337,700 shares of Company Stock at an exercise price of $8.00 per share of Company Stock. Further assume that the Assumed Transaction Expenses and Debt is equal to $3,000,000 and that, prior to the Effective Time of the Merger, all of the outstanding Company Stock Options are exercised to purchase shares of Company Stock.

The Per Share Merger Consideration would be equal to $9.39 because, based on the Per Share Merger Consideration, the following would hold true:

- *Assumed Transaction Expenses and Debt = $3,000,000*

- *Option Shares Merger Consideration = $0.00*

- *Company Stock Merger Consideration = $34,700,830*

- *Merger Consideration = $34,700,830*

- *Option Shares Exercise Cash Amount = $2,701,600*

- *Merger Consideration + Assumed Transaction Expenses and Debt – Option Shares Exercise Cash Amount = $34,999,230 (note that this amount is less than $35,000,000 because of rounding the Per Share Merger Consideration down to the nearest whole $0.01)*

- *Excess Proceeds = $770.49*

Example 2:

Assume (for illustrative purposes only) that, as of the date of this Agreement, there are 3,357,809 shares of Company Stock outstanding and Company Stock Options outstanding to purchase 337,700 shares of Company Stock at an exercise price of $8.00 per share of Company

Stock. Further assume that the Assumed Transaction Expenses and Debt is equal to $3,000,000 and that, prior to the Effective Time of the Merger, none of the outstanding Company Stock Options are exercised to purchase shares of Company Stock.

The Per Share Merger Consideration would be equal to $9.39 because, based on the Per Share Merger Consideration, the following would hold true:

- *Assumed Transaction Expenses and Debt = $3,000,000*

- *Option Shares Merger Consideration = $469,403*

- *Company Stock Merger Consideration = $31,529,826*

- *Merger Consideration = $31,999,229*

- *Option Shares Exercise Cash Amount = $0.00*

- *Merger Consideration + Assumed Transaction Expenses and Debt – Option Shares Exercise Cash Amount = $34,999,229 (note that this amount is less than $35,000,000 because of rounding the Per Share Merger Consideration down to the nearest whole $0.01)*

- *Excess Proceeds = $770.49*

Example 3:

Assume (for illustrative purposes only) that, as of the date of this Agreement, there are 3,357,809 shares of Company Stock outstanding and Company Stock Options outstanding to purchase337,700 shares of Company Stock at an exercise price of $8.00 per share of Company Stock. Further assume that the Assumed Transaction Expenses and Debt is equal to $4,500,000 and that, prior to the Effective Time of the Merger, all of the outstanding Company Stock Options are exercised to purchase shares of Company Stock.

The Per Share Merger Consideration would be equal to $9.05 because the following would hold true based on the Per Share Merger Consideration being equal to $8.98, and in accordance with the definition of Per Share Merger Consideration, the "floor" on the Per Share Merger Consideration is $9.05:

- *Assumed Transaction Expenses and Debt = $4,500,000*

- *Option Shares Merger Consideration = $0.00*

- *Company Stock Merger Consideration = $33,185,670*

- *Merger Consideration = $33,185,670*

- *Option Shares Exercise Cash Amount = $2,701,600*

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- Merger Consideration + Assumed Transaction Expenses and Debt – Option Shares Exercise Cash Amount = $34,984,070 (note that this amount is less than $35,000,000 because of rounding the Per Share Merger Consideration down to the nearest whole $0.01)

However, using $9.05 as the Per Share Merger Consideration, the following would hold true:

- Assumed Transaction Expenses and Debt = $4,500,000

- Option Shares Merger Consideration = $0.00

- Company Stock Merger Consideration = $33,444,356

- Merger Consideration = $33,444,356

- Option Shares Exercise Cash Amount = $2,701,600

- Merger Consideration + Assumed Transaction Expenses and Debt – Option Shares Exercise Cash Amount = $35,242,756

- Excess Proceeds = $0.00

As such, the Excess Assumed Transaction Expenses and Debt would be equal to $242,756 (i.e., the amount by which the balance of (A) the Merger Consideration *plus* the Assumed Transaction Expenses and Debt, *minus* (B) the Option Shares Exercise Cash Amount, exceeds $35,000,000). Pursuant to Section 6.12 of this Agreement and in accordance with the terms and conditions of the Separation Agreement, CIPAR would assume and be responsible for discharging the Excess Assumed Transaction Expenses and Debt and, immediately following the Effective Time of the Merger, CIPAR would pay to the Company, by wire transfer of immediately available funds, an amount equal to the Excess Assumed Transaction Expenses and Debt.

Example 4:

Assume (for illustrative purposes only) that, as of the date of this Agreement, there are 3,357,809 shares of Company Stock outstanding and Company Stock Options outstanding to purchase337,700 shares of Company Stock at an exercise price of $8.00 per share of Company Stock. Further assume that the Assumed Transaction Expenses and Debt is equal to $2,000,000 and that, prior to the Effective Time of the Merger, all of the outstanding Company Stock Options are exercised to purchase shares of Company Stock.

The Per Share Merger Consideration would be equal to $9.66 because the following would hold true based on the Per Share Merger Consideration being equal to $9.55, and in accordance with the definition of Per Share Merger Consideration, the "maximum" on the Per Share Merger Consideration is $9.55:

- Assumed Transaction Expenses and Debt = $2,000,000

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- *Option Shares Merger Consideration = $0.00*

- *Company Stock Merger Consideration = $35,698,616*

- *Merger Consideration = $35,698,616*

- *Option Shares Exercise Cash Amount = $2,701,600*

- *Merger Consideration + Assumed Transaction Expenses and Debt – Option Shares Exercise Cash Amount = $34,997,016 (note that this amount is less than $35,000,000 because of rounding the Per Share Merger Consideration down to the nearest whole $0.01)*

However, using $9.55 as the Per Share Merger Consideration, the following would hold true:

- *Assumed Transaction Expenses and Debt = $2,000,000*

- *Option Shares Merger Consideration = $0.00*

- *Company Stock Merger Consideration = $35,292,110*

- *Merger Consideration = $35,292,110*

- *Option Shares Exercise Cash Amount = $2,701,600*

- *Merger Consideration + Assumed Transaction Expenses and Debt – Option Shares Exercise Cash Amount = $34,590,510*

- *Excess Proceeds = $409,490*

Exhibit 2

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this "Agreement") is entered into as of December 3, 2007, by and between GRACO INC., a corporation incorporated under the laws of the State of Minnesota ("Parent"), and the undersigned stockholder (the "Stockholder") of COHESANT TECHNOLOGIES INC., a corporation incorporated under the laws of the State of Delaware (the "Company").

W I T N E S S E T H:

WHEREAS, the Stockholder is, as of the date hereof, the record and/or beneficial owner of the number of shares of the common stock, par value $0.001 per share, of the Company (the "Company Common Stock") and preferred stock, par value $0.001 per share, of the Company (the "Company Preferred Stock"; and, together with the Company Common Stock, the "Company Stock"), set forth on Schedule 1 hereto (the "Existing Shares," and together with any shares of Company Stock acquired by the Stockholder after the date of this Agreement, whether upon the exercise of options to purchase shares of Company Stock or otherwise, the "Shares").

WHEREAS, concurrently herewith, Parent, Graco Indiana Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), the Company, CIPAR, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and GlasCraft, Inc., an Indiana corporation and wholly owned subsidiary of the Company ("Company Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, (i) for Merger Sub to merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger") and (ii) for each share of Company Stock to be converted into a right to receive a cash payment, all upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, the Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

Section 1.   Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement.

Section 2.   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)   The Existing Shares are, and any additional shares of Company Stock acquired by the Stockholder after the date hereof and prior to the Effective Time of the Merger

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will be, owned of record and/or beneficially by the Stockholder, free and clear of all Encumbrances other than Encumbrances created by this Agreement. As of the date hereof, the Existing Shares as set forth on Schedule 1 constitute all of the shares of Company Stock held of record, beneficially owned by, or for which voting power or disposition power is held or shared by the Stockholder. The Stockholder has, and at all times during the term hereof will have, sole voting and dispositive power over all of the Shares, and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualification or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(b)   The Stockholder has the legal capacity to execute and deliver this Agreement, to perform the Stockholder's obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent transfer, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c)   Neither the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of his or her obligations hereunder, nor the consummation of the transactions contemplated hereby will (i) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which the Stockholder is a party or by which the Stockholder or the Stockholder's properties or assets is bound; (ii) violate any order, writ, injunction, decree, statute, rule or regulation ("Law") applicable to the Stockholder; or (iii) result in the creation or imposition of any Encumbrance on the Stockholder's properties or assets (except for any such Encumbrances created by this Agreement), except for any of the foregoing as would not and would not reasonably be expected to, individually or in the aggregate, materially impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.   Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

(a)   Parent has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Minnesota. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent.

(b)   This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Stockholder, constitutes a valid and binding obligation of Parent, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship,

2

insolvency, fraudulent conveyance, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c)   Neither the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, nor the consummation of the transactions contemplated hereby, will (i) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which Parent is a party or by which Parent or its properties or assets is bound; (ii) violate any Law applicable to Parent; or (iii) result in the creation or imposition of any Encumbrance on Parent's properties or assets, except for any of the foregoing as would not and would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 4.   Transfer of the Shares. During the term of this Agreement, the Stockholder agrees that, except pursuant to this Agreement or upon the written consent of Parent (which consent shall not be unreasonably withheld solely in the case of any Transfer (as hereinafter defined) of Shares owned by the Stockholder to Morris H. Wheeler, it being acknowledged that any such Shares so Transferred by the Stockholder to Mr. Wheeler shall constitute "Shares" under and as defined in that certain Voting and Support Agreement, dated of even date herewith, by and between Mr. Wheeler and Parent), the Stockholder will not transfer, assign, sell, gift-over, pledge, or otherwise dispose of or encumber ("Transfer"), or enter into any contract, arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement, or otherwise) of, any of the Shares or any options to acquire shares of Company Stock acquired beneficially or of record by the Stockholder after the date hereof, or any interest therein. Notwithstanding the foregoing, during the term of this Agreement, the Stockholder may Transfer to charities and to the Stockholder's children (whether directly to such children or to trusts established for their benefit) (collectively, "Permitted Transferees"), Shares owned by the Stockholder without the prior written consent of Parent; provided, however, that the aggregate number of Shares so Transferred by the Stockholder to Permitted Transferees, on a collective basis, shall not exceed two percent (2.0%) of the sum of (i) the Existing Shares and (ii) any Shares acquired by the Stockholder after the date of this Agreement upon the exercise of options to purchase shares of Company Stock.

Section 5.   Voting Arrangements.

(a)   During the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, with respect to outstanding Shares owned beneficially or of record by the Stockholder, the Stockholder shall: (i) appear at such meeting or otherwise cause such Shares to be counted as present thereat for purposes of establishing a quorum; (ii) vote or cause to be voted such Shares in favor of (A) the Restructuring and the Spin Off (to the extent to be voted upon by the Company's stockholders) and (B) the Merger and the approval and adoption by the Company's

3

stockholders of the "agreement of merger" (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement, and any action required in furtherance thereof; and (iii) vote or cause to be voted, or execute consents in respect of, such Shares against (A) any Competing Transaction (as hereinafter defined) or (B) any proposal, action or transaction involving the Company or any of the stockholders of the Company which could reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or by this Agreement or to deprive Parent of any material portion of the benefits anticipated by Parent to be received from the consummation of the transactions contemplated by the Merger Agreement or this Agreement, or change in any manner the voting rights of the Company Stock (collectively, "Frustrating Transactions") presented to the stockholders of the Company (regardless of any recommendation of the Board of Directors of the Company) or in respect of which vote or consent of the Stockholder is requested or sought. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving Company and any Person other than Parent or any of its Affiliates: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 15% or more of the consolidated assets of Company; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 15% or more of the voting power of Company; or a tender offer or exchange offer for at least 15% of the outstanding shares of Company; or any other acquisition in any manner of an equity interest representing a 15% or more economic or voting interest in Company, or of assets, securities or other ownership interests of or in Company representing 15% or more of the consolidated assets of Company.

(b)   Irrevocable Proxy.

(i)   As security for the Stockholder's obligations under Section 5(a), the Stockholder hereby irrevocably constitutes and appoints Parent as the Stockholder's attorney and proxy in accordance with the DGCL, with full power of substitution and resubstitution, to vote the Shares owned beneficially or of record by the Stockholder as indicated in Section 5(a). Such irrevocable proxy will expire automatically and without further action by the parties upon termination of this Agreement.

(ii)   The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to induce Parent to enter into the Merger Agreement and to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section or in Section 8 hereof, is intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL. If for any reason the proxy granted herein is not irrevocable, then the Stockholder agrees to vote the outstanding Shares owned beneficially or of record by the Stockholder in accordance with Section 5(a) above as instructed by Parent in writing.

(c)   No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for actions taken in furtherance of this Agreement, the Stockholder (i) has not

4

entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Shares owned beneficially or of record by the Stockholder, and (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares owned beneficially or of record by the Stockholder. During the term of this Agreement, the Stockholder shall not take any action that would in any way restrict, limit or interfere with the performance of the Stockholder's obligations hereunder or the consummation of the transactions contemplated hereby on a timely basis.

Section 6. Appraisal Rights. The Stockholder hereby waives any and all appraisal, dissenter's and similar rights that the Stockholder may have with respect to the Restructuring, the Spin Off, the Merger or the other transactions contemplated by the Merger Agreement pursuant to the DGCL or any other Law.

Section 7. No Solicitation.

(a) Subject to Section 8 hereof, the Stockholder shall not, and shall not permit any representative of the Stockholder to, directly or indirectly: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Competing Transaction or a Frustrating Transaction or otherwise encourage or assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (ii) initiate a vote or action by written consent in lieu of a Company Stockholders' Meeting; or (iii) become a member of a "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of the Company, as applicable, with respect to any Competing Transaction or Frustrating Transaction.

(b) Subject to Section 8 hereof, the Stockholder shall not, and shall not permit any representative of the Stockholder to, directly or indirectly: (i) solicit, initiate, participate in, knowingly encourage or otherwise facilitate, directly or indirectly, any inquiries relating to, or the making of, any offer or proposal for a Competing Transaction; or (ii) engage in any negotiations concerning, or provide any information or data to, or have any discussions with, any Person relating to any offer or proposal for a Competing Transaction that may reasonably be expected to lead to an offer or proposal for a Competing Transaction.

Section 8. Stockholder Capacity. Notwithstanding anything else in this Agreement to the contrary, Parent acknowledges and agrees that: (a) the Stockholder does not make any agreement or understanding in any capacity other than in the Stockholder's capacity as stockholder of the Company; (b) the Stockholder executes this Agreement solely in the Stockholder's capacity as a stockholder of the Company and nothing herein shall limit or affect any actions or inactions taken by the Stockholder in the Stockholder's capacity as an officer or director of the Company in conformity with the Merger Agreement; (c) the Stockholder, in the Stockholder's capacity as an officer or director of the Company, may provide information end engage in discussions with a third party, to the extent that the Company is permitted to do so under Section 6.3 of the Merger Agreement; and (d) the Stockholder shall have no liability to

5

Parent or any of Parent's affiliates under this Agreement as a result of any action or inaction by the Stockholder, in the Stockholder's capacity as an officer or director of the Company, to the extent taken in accordance with Section 6.3 of the Merger Agreement.

Section 9. <u>Certain Events</u>. The Stockholder agrees to notify Parent promptly in writing of (a) the number of any additional shares of Company Stock, options to purchase shares of Company Stock or other securities of the Company, if any, acquired by the Stockholder after the date hereof, and (b) with respect to the subject matter contemplated by Section 7, any such inquiries, offers or proposals which are received by, any such information or data which is requested from, and any such negotiations or discussions which are sought to be initiated or continued with, the Stockholder.

Section 10. <u>Miscellaneous</u>.

(a) <u>Nonsurvival of Representations and Warranties</u>. The representations and warranties contained in this Agreement shall terminate immediately after the Effective Time of the Merger.

(b) <u>Further Assurances</u>. The Stockholder shall, upon request of Parent, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions hereof.

(c) <u>Termination</u>. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earliest of: (a) the Effective Time of the Merger; (b) the termination of the Merger Agreement; and (c) the mutual agreement of the parties to terminate this Agreement; <u>provided</u>, <u>however</u>, that Section 11(d) shall survive any termination of this Agreement, and such termination shall not relieve any party for any willful and material breach of this Agreement prior to such termination.

(d) <u>Expenses</u>. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely by the party which has incurred such fees, costs and expenses.

(e) <u>No Ownership Interest</u>. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(f) <u>Notices</u>. Any notice, request, instruction or other document to be given hereunder by any party hereto to another shall be in writing and delivered personally or by confirmed facsimile transmission or sent by a recognized overnight courier service or by registered or certified mail, postage prepaid, with return receipt requested, addressed as follows:

If to the Stockholder, to:

> Morton A. Cohen
> Clarion Capital Corporation
> 3690 Orange Place
> Suite 400
> Beachwood, OH 44122
> Facsimile Number: (216) 896-1261

with a copy to:

> Porter Wright Morris & Arthur LLP
> 925 Euclid Avenue
> Suite 1700
> Cleveland, OH 44115-1483
> Attention: Michael A. Ellis
> Facsimile Number: (216) 443-9011

If to Parent, to:

> Graco Inc
> 88 11th Avenue Northeast
> Minneapolis, MN 55413
> Attention: General Counsel
> Facsimile Number:

with a copy to:

> Lindquist & Vennum P.L.L.P.
> 80 South 8th Street
> Minneapolis, MN 55402
> Attention: Robert L. Thompson
>   Joseph J. Humke
> Facsimile Number: (612) 371-3207

(g)   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(h)   Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which, taken together, shall constitute one original document and shall become effective when one or more counterparts have been signed by the appropriate parties and delivered to each party hereto.

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(i)   Integration. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

(j)   No Third-Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action to any Person other than the parties hereto.

(k)   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

(l)   Assignment. All terms and conditions of this Agreement shall be binding upon and shall inure, to the extent permitted by law, to the benefit of the parties hereto and their respective permitted transferees and successors and permitted assigns; provided, however, that this Agreement and all rights, privileges, duties and obligations of the parties hereto, without the prior written approval of the other parties hereto, may not be transferred, assigned or delegated by any party hereto (by operation of law or otherwise) and any such attempted transfer, assignment or delegation shall be null and void.

(m)   Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States, this being in addition to any other remedy to which they are entitled at law or in equity.

(n)   Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(n).

(o)   Jurisdiction and Venue. Each of the parties hereto (i) consents to submit himself, herself or itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any

8

dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that he, she or it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that he, she or it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (iv) consents to service being made through the notice procedures set forth in Section 10(f). Each of the Stockholder and Parent hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10(f) shall be effective service of process for any claim, action, suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

        (p)   Amendment. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

        (q)   Representation by Counsel; Construction. Each of the parties to this Agreement was represented by his, her or its own counsel in connection with this Agreement and had the opportunity to discuss with such counsel the terms hereof. This Agreement has been drafted with the joint participation of each of the parties hereto and shall be construed to be neither against nor in favor of any party hereto, but rather in accordance with the fair meaning hereof.

[Remainder of Page Left Blank Intentionally]

Doc# 2467744\1

IN WITNESS WHEREOF, Parent and the Stockholder have caused this Voting and Support Agreement to be duly executed and delivered as of the date first written above.

PARENT:

GRACO INC.

_____

By: Patrick J. McHale
Its: President and Chief Executive Officer

STOCKHOLDER:

_____

Morton A. Cohen

Schedule 1 to Voting and Support Agreement

82,500 shares of Cohesant Technologies Inc. Common Stock owned directly by Morton A. Cohen.

1,175,980 shares of Cohesant Technologies Inc. Common Stock owned through Clarion Capital Corporation.

Exhibit 3

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this "Agreement") is entered into as of December 3, 2007, by and between GRACO INC., a corporation incorporated under the laws of the State of Minnesota ("Parent"), and the undersigned stockholder (the "Stockholder") of COHESANT TECHNOLOGIES INC., a corporation incorporated under the laws of the State of Delaware (the "Company").

W I T N E S S E T H:

WHEREAS, the Stockholder is, as of the date hereof, the record and/or beneficial owner of the number of shares of the common stock, par value $0.001 per share, of the Company (the "Company Common Stock") and preferred stock, par value $0.001 per share, of the Company (the "Company Preferred Stock"; and, together with the Company Common Stock, the "Company Stock"), set forth on Schedule 1 hereto (the "Existing Shares," and together with any shares of Company Stock acquired by the Stockholder after the date of this Agreement, whether upon the exercise of options to purchase shares of Company Stock or otherwise, the "Shares").

WHEREAS, concurrently herewith, Parent, Graco Indiana Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), the Company, CIPAR, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and GlasCraft, Inc., an Indiana corporation and wholly owned subsidiary of the Company ("Company Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, (i) for Merger Sub to merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger") and (ii) for each share of Company Stock to be converted into a right to receive a cash payment, all upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, the Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

Section 1.   Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement.

Section 2.   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)   The Existing Shares are, and any additional shares of Company Stock acquired by the Stockholder after the date hereof and prior to the Effective Time of the Merger

1

will be, owned of record and/or beneficially by the Stockholder, free and clear of all Encumbrances other than Encumbrances created by this Agreement. As of the date hereof, the Existing Shares as set forth on Schedule 1 constitute all of the shares of Company Stock held of record, beneficially owned by, or for which voting power or disposition power is held or shared by the Stockholder. The Stockholder has, and at all times during the term hereof will have, sole voting and dispositive power over all of the Shares, and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualification or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(b)   The Stockholder has the legal capacity to execute and deliver this Agreement, to perform the Stockholder's obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent transfer, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c)   Neither the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of his or her obligations hereunder, nor the consummation of the transactions contemplated hereby will (i) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which the Stockholder is a party or by which the Stockholder or the Stockholder's properties or assets is bound; (ii) violate any order, writ, injunction, decree, statute, rule or regulation ("Law") applicable to the Stockholder; or (iii) result in the creation or imposition of any Encumbrance on the Stockholder's properties or assets (except for any such Encumbrances created by this Agreement), except for any of the foregoing as would not and would not reasonably be expected to, individually or in the aggregate, materially impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.   Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

(a)   Parent has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Minnesota. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent.

(b)   This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Stockholder, constitutes a valid and binding obligation of Parent, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship,

2

insolvency, fraudulent conveyance, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c)   Neither the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, nor the consummation of the transactions contemplated hereby, will (i) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which Parent is a party or by which Parent or its properties or assets is bound; (ii) violate any Law applicable to Parent; or (iii) result in the creation or imposition of any Encumbrance on Parent's properties or assets, except for any of the foregoing as would not and would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 4.   Transfer of the Shares. During the term of this Agreement, the Stockholder agrees that, except pursuant to this Agreement or upon the written consent of Parent (which consent shall not be unreasonably withheld solely in the case of any Transfer (as hereinafter defined) of Shares owned by the Stockholder to Morton A. Cohen, it being acknowledged that any such Shares so Transferred by the Stockholder to Mr. Cohen shall constitute "Shares" under and as defined in that certain Voting and Support Agreement, dated of even date herewith, by and between Mr. Cohen and Parent), the Stockholder will not transfer, assign, sell, gift-over, pledge, or otherwise dispose of or encumber ("Transfer"), or enter into any contract, arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement, or otherwise) of, any of the Shares or any options to acquire shares of Company Stock acquired beneficially or of record by the Stockholder after the date hereof, or any interest therein. Notwithstanding the foregoing, during the term of this Agreement, the Stockholder may Transfer to charities and to the Stockholder's children (whether directly to such children or to trusts established for their benefit) (collectively, "Permitted Transferees"), Shares owned by the Stockholder without the prior written consent of Parent; provided, however, that the aggregate number of Shares so Transferred by the Stockholder to Permitted Transferees, on a collective basis, shall not exceed two percent (2.0%) of the sum of (i) the Existing Shares and (ii) any Shares acquired by the Stockholder after the date of this Agreement upon the exercise of options to purchase shares of Company Stock.

Section 5.   Voting Arrangements.

(a)   During the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, with respect to outstanding Shares owned beneficially or of record by the Stockholder, the Stockholder shall: (i) appear at such meeting or otherwise cause such Shares to be counted as present thereat for purposes of establishing a quorum; (ii) vote or cause to be voted such Shares in favor of (A) the Restructuring and the Spin Off (to the extent to be voted upon by the Company's stockholders) and (B) the Merger and the approval and adoption by the Company's

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stockholders of the "agreement of merger" (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement, and any action required in furtherance thereof; and (iii) vote or cause to be voted, or execute consents in respect of, such Shares against (A) any Competing Transaction (as hereinafter defined) or (B) any proposal, action or transaction involving the Company or any of the stockholders of the Company which could reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or by this Agreement or to deprive Parent of any material portion of the benefits anticipated by Parent to be received from the consummation of the transactions contemplated by the Merger Agreement or this Agreement, or change in any manner the voting rights of the Company Stock (collectively, "Frustrating Transactions") presented to the stockholders of the Company (regardless of any recommendation of the Board of Directors of the Company) or in respect of which vote or consent of the Stockholder is requested or sought. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving Company and any Person other than Parent or any of its Affiliates: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 15% or more of the consolidated assets of Company; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 15% or more of the voting power of Company; or a tender offer or exchange offer for at least 15% of the outstanding shares of Company; or any other acquisition in any manner of an equity interest representing a 15% or more economic or voting interest in Company, or of assets, securities or other ownership interests of or in Company representing 15% or more of the consolidated assets of Company.

(b)   Irrevocable Proxy.

(i)   As security for the Stockholder's obligations under Section 5(a), the Stockholder hereby irrevocably constitutes and appoints Parent as the Stockholder's attorney and proxy in accordance with the DGCL, with full power of substitution and resubstitution, to vote the Shares owned beneficially or of record by the Stockholder as indicated in Section 5(a). Such irrevocable proxy will expire automatically and without further action by the parties upon termination of this Agreement.

(ii)   The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to induce Parent to enter into the Merger Agreement and to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section or in Section 8 hereof, is intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL. If for any reason the proxy granted herein is not irrevocable, then the Stockholder agrees to vote the outstanding Shares owned beneficially or of record by the Stockholder in accordance with Section 5(a) above as instructed by Parent in writing.

(c)   No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for actions taken in furtherance of this Agreement, the Stockholder (i) has not

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entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Shares owned beneficially or of record by the Stockholder, and (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares owned beneficially or of record by the Stockholder. During the term of this Agreement, the Stockholder shall not take any action that would in any way restrict, limit or interfere with the performance of the Stockholder's obligations hereunder or the consummation of the transactions contemplated hereby on a timely basis.

Section 6. Appraisal Rights. The Stockholder hereby waives any and all appraisal, dissenter's and similar rights that the Stockholder may have with respect to the Restructuring, the Spin Off, the Merger or the other transactions contemplated by the Merger Agreement pursuant to the DGCL or any other Law.

Section 7. No Solicitation.

(a) Subject to Section 8 hereof, the Stockholder shall not, and shall not permit any representative of the Stockholder to, directly or indirectly: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Competing Transaction or a Frustrating Transaction or otherwise encourage or assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (ii) initiate a vote or action by written consent in lieu of a Company Stockholders' Meeting; or (iii) become a member of a "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of the Company, as applicable, with respect to any Competing Transaction or Frustrating Transaction.

(b) Subject to Section 8 hereof, the Stockholder shall not, and shall not permit any representative of the Stockholder to, directly or indirectly: (i) solicit, initiate, participate in, knowingly encourage or otherwise facilitate, directly or indirectly, any inquiries relating to, or the making of, any offer or proposal for a Competing Transaction; or (ii) engage in any negotiations concerning, or provide any information or data to, or have any discussions with, any Person relating to any offer or proposal for a Competing Transaction that may reasonably be expected to lead to an offer or proposal for a Competing Transaction.

Section 8. Stockholder Capacity. Notwithstanding anything else in this Agreement to the contrary, Parent acknowledges and agrees that: (a) the Stockholder does not make any agreement or understanding in any capacity other than in the Stockholder's capacity as stockholder of the Company; (b) the Stockholder executes this Agreement solely in the Stockholder's capacity as a stockholder of the Company and nothing herein shall limit or affect any actions or inactions taken by the Stockholder in the Stockholder's capacity as an officer or director of the Company in conformity with the Merger Agreement; (c) the Stockholder, in the Stockholder's capacity as an officer or director of the Company, may provide information end engage in discussions with a third party, to the extent that the Company is permitted to do so under Section 6.3 of the Merger Agreement; and (d) the Stockholder shall have no liability to

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Parent or any of Parent's affiliates under this Agreement as a result of any action or inaction by the Stockholder, in the Stockholder's capacity as an officer or director of the Company, to the extent taken in accordance with Section 6.3 of the Merger Agreement.

Section 9.   Certain Events. The Stockholder agrees to notify Parent promptly in writing of (a) the number of any additional shares of Company Stock, options to purchase shares of Company Stock or other securities of the Company, if any, acquired by the Stockholder after the date hereof, and (b) with respect to the subject matter contemplated by Section 7, any such inquiries, offers or proposals which are received by, any such information or data which is requested from, and any such negotiations or discussions which are sought to be initiated or continued with, the Stockholder.

Section 10.   Miscellaneous.

(a)   Nonsurvival of Representations and Warranties. The representations and warranties contained in this Agreement shall terminate immediately after the Effective Time of the Merger.

(b)   Further Assurances. The Stockholder shall, upon request of Parent, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions hereof.

(c)   Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earliest of: (a) the Effective Time of the Merger; (b) the termination of the Merger Agreement; and (c) the mutual agreement of the parties to terminate this Agreement; provided, however, that Section 11(d) shall survive any termination of this Agreement, and such termination shall not relieve any party for any willful and material breach of this Agreement prior to such termination.

(d)   Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely by the party which has incurred such fees, costs and expenses.

(e)   No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(f)   Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another shall be in writing and delivered personally or by confirmed facsimile transmission or sent by a recognized overnight courier service or by registered or certified mail, postage prepaid, with return receipt requested, addressed as follows:

If to the Stockholder, to:

Morris H. Wheeler
2923 Drummond Road
Shaker Heights, OH 44120
Facsimile Number: (216) 910-1791

with a copy to:

Porter Wright Morris & Arthur LLP
925 Euclid Avenue
Suite 1700
Cleveland, OH 44115-1483
Attention: Michael A. Ellis
Facsimile Number: (216) 443-9011

If to Parent, to:

Graco Inc
88 11th Avenue Northeast
Minneapolis, MN 55413
Attention: General Counsel
Facsimile Number:

with a copy to:

Lindquist & Vennum P.L.L.P.
80 South 8th Street
Minneapolis, MN 55402
Attention: Robert L. Thompson
             Joseph J. Humke
Facsimile Number: (612) 371-3207

(g)   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(h)   Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which, taken together, shall constitute one original document and shall become effective when one or more counterparts have been signed by the appropriate parties and delivered to each party hereto.

(i)   Integration. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

(j)   No Third-Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action to any Person other than the parties hereto.

(k)   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

(l)   Assignment. All terms and conditions of this Agreement shall be binding upon and shall inure, to the extent permitted by law, to the benefit of the parties hereto and their respective permitted transferees and successors and permitted assigns; provided, however, that this Agreement and all rights, privileges, duties and obligations of the parties hereto, without the prior written approval of the other parties hereto, may not be transferred, assigned or delegated by any party hereto (by operation of law or otherwise) and any such attempted transfer, assignment or delegation shall be null and void.

(m)   Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States, this being in addition to any other remedy to which they are entitled at law or in equity.

(n)   Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(n).

(o)   Jurisdiction and Venue. Each of the parties hereto (i) consents to submit himself, herself or itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any

dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that he, she or it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that he, she or it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (iv) consents to service being made through the notice procedures set forth in Section 10(f). Each of the Stockholder and Parent hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10(f) shall be effective service of process for any claim, action, suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

(p)   Amendment. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

(q)   Representation by Counsel; Construction. Each of the parties to this Agreement was represented by his, her or its own counsel in connection with this Agreement and had the opportunity to discuss with such counsel the terms hereof. This Agreement has been drafted with the joint participation of each of the parties hereto and shall be construed to be neither against nor in favor of any party hereto, but rather in accordance with the fair meaning hereof.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Stockholder have caused this Voting and Support Agreement to be duly executed and delivered as of the date first written above.

PARENT:

GRACO INC.

_____

By: Patrick J. McHale
Its: President and Chief Executive Officer

STOCKHOLDER:

_____

Morris H. Wheeler

Doc# 2467745\1

Schedule 1 to Voting and Support Agreement

135,458 shares of Cohesant Technologies Inc. Common Stock owned directly by Morris H. Wheeler.

6,008 shares of Cohesant Technologies Inc. Common Stock through Cohesant Technologies Inc. (and Subsidiaries) Employee 401(k) Profit Sharing Plan.

Doc# 2467745\1

Exhibit 4

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this "Agreement") is entered into as of December 3, 2007, by and between GRACO INC., a corporation incorporated under the laws of the State of Minnesota ("Parent"), and the undersigned stockholder (the "Stockholder") of COHESANT TECHNOLOGIES INC., a corporation incorporated under the laws of the State of Delaware (the "Company").

W I T N E S S E T H:

WHEREAS, the Stockholder is, as of the date hereof, the record and/or beneficial owner of the number of shares of the common stock, par value $0.001 per share, of the Company (the "Company Common Stock") and preferred stock, par value $0.001 per share, of the Company (the "Company Preferred Stock"; and, together with the Company Common Stock, the "Company Stock"), set forth on Schedule 1 hereto (the "Existing Shares," and together with any shares of Company Stock acquired by the Stockholder after the date of this Agreement, whether upon the exercise of options to purchase shares of Company Stock or otherwise, the "Shares").

WHEREAS, concurrently herewith, Parent, Graco Indiana Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), the Company, CIPAR, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and GlasCraft, Inc., an Indiana corporation and wholly owned subsidiary of the Company ("Company Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, (i) for Merger Sub to merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger") and (ii) for each share of Company Stock to be converted into a right to receive a cash payment, all upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, the Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

Section 1.   Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement.

Section 2.   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)   The Existing Shares are, and any additional shares of Company Stock acquired by the Stockholder after the date hereof and prior to the Effective Time of the Merger

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will be, owned of record and/or beneficially by the Stockholder, free and clear of all Encumbrances other than Encumbrances created by this Agreement. As of the date hereof, the Existing Shares as set forth on Schedule 1 constitute all of the shares of Company Stock held of record, beneficially owned by, or for which voting power or disposition power is held or shared by the Stockholder. The Stockholder has, and at all times during the term hereof will have, sole voting and dispositive power over all of the Shares, and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualification or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(b)   The Stockholder has the legal capacity to execute and deliver this Agreement, to perform the Stockholder's obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent transfer, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c)   Neither the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of his or her obligations hereunder, nor the consummation of the transactions contemplated hereby will (i) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which the Stockholder is a party or by which the Stockholder or the Stockholder's properties or assets is bound; (ii) violate any order, writ, injunction, decree, statute, rule or regulation ("Law") applicable to the Stockholder; or (iii) result in the creation or imposition of any Encumbrance on the Stockholder's properties or assets (except for any such Encumbrances created by this Agreement), except for any of the foregoing as would not and would not reasonably be expected to, individually or in the aggregate, materially impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.   Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

(a)   Parent has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Minnesota. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent.

(b)   This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Stockholder, constitutes a valid and binding obligation of Parent, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship,

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insolvency, fraudulent conveyance, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c)   Neither the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, nor the consummation of the transactions contemplated hereby, will (i) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which Parent is a party or by which Parent or its properties or assets is bound; (ii) violate any Law applicable to Parent; or (iii) result in the creation or imposition of any Encumbrance on Parent's properties or assets, except for any of the foregoing as would not and would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 4.   Transfer of the Shares. During the term of this Agreement, the Stockholder agrees that, except pursuant to this Agreement or upon the written consent of Parent, the Stockholder will not transfer, assign, sell, gift-over, pledge, or otherwise dispose of or encumber ("Transfer"), or enter into any contract, arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement, or otherwise) of, any of the Shares or any options to acquire shares of Company Stock acquired beneficially or of record by the Stockholder after the date hereof, or any interest therein. Notwithstanding the foregoing, during the term of this Agreement, the Stockholder may Transfer to charities and to the Stockholder's children (whether directly to such children or to trusts established for their benefit) (collectively, "Permitted Transferees"), Shares owned by the Stockholder without the prior written consent of Parent; provided, however, that the aggregate number of Shares so Transferred by the Stockholder to Permitted Transferees, on a collective basis, shall not exceed two percent (2.0%) of the sum of (i) the Existing Shares and (ii) any Shares acquired by the Stockholder after the date of this Agreement upon the exercise of options to purchase shares of Company Stock.

Section 5.   Voting Arrangements.

(a)   During the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, with respect to outstanding Shares owned beneficially or of record by the Stockholder, the Stockholder shall: (i) appear at such meeting or otherwise cause such Shares to be counted as present thereat for purposes of establishing a quorum; (ii) vote or cause to be voted such Shares in favor of (A) the Restructuring and the Spin Off (to the extent to be voted upon by the Company's stockholders) and (B) the Merger and the approval and adoption by the Company's stockholders of the "agreement of merger" (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement, and any action required in furtherance thereof; and (iii) vote or cause to be voted, or execute consents in respect of, such Shares against (A) any Competing Transaction (as hereinafter defined) or (B) any proposal, action or transaction involving the Company or any of the stockholders of the Company which could reasonably be expected to

3

prevent or materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or by this Agreement or to deprive Parent of any material portion of the benefits anticipated by Parent to be received from the consummation of the transactions contemplated by the Merger Agreement or this Agreement, or change in any manner the voting rights of the Company Stock (collectively, "Frustrating Transactions") presented to the stockholders of the Company (regardless of any recommendation of the Board of Directors of the Company) or in respect of which vote or consent of the Stockholder is requested or sought. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving Company and any Person other than Parent or any of its Affiliates: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 15% or more of the consolidated assets of Company; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 15% or more of the voting power of Company; or a tender offer or exchange offer for at least 15% of the outstanding shares of Company; or any other acquisition in any manner of an equity interest representing a 15% or more economic or voting interest in Company, or of assets, securities or other ownership interests of or in Company representing 15% or more of the consolidated assets of Company.

   (b) Irrevocable Proxy.

     (i) As security for the Stockholder's obligations under Section 5(a), the Stockholder hereby irrevocably constitutes and appoints Parent as the Stockholder's attorney and proxy in accordance with the DGCL, with full power of substitution and resubstitution, to vote the Shares owned beneficially or of record by the Stockholder as indicated in Section 5(a). Such irrevocable proxy will expire automatically and without further action by the parties upon termination of this Agreement.

     (ii) The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to induce Parent to enter into the Merger Agreement and to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section or in Section 8 hereof, is intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL. If for any reason the proxy granted herein is not irrevocable, then the Stockholder agrees to vote the outstanding Shares owned beneficially or of record by the Stockholder in accordance with Section 5(a) above as instructed by Parent in writing.

   (c) No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for actions taken in furtherance of this Agreement, the Stockholder (i) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Shares owned beneficially or of record by the Stockholder, and (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares owned beneficially or of record by the Stockholder. During the term of this Agreement, the Stockholder

4

shall not take any action that would in any way restrict, limit or interfere with the performance of the Stockholder's obligations hereunder or the consummation of the transactions contemplated hereby on a timely basis.

Section 6.   Appraisal Rights.   The Stockholder hereby waives any and all appraisal, dissenter's and similar rights that the Stockholder may have with respect to the Restructuring, the Spin Off, the Merger or the other transactions contemplated by the Merger Agreement pursuant to the DGCL or any other Law.

Section 7.   No Solicitation.

(a)   Subject to Section 8 hereof, the Stockholder shall not, and shall not permit any representative of the Stockholder to, directly or indirectly: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Competing Transaction or a Frustrating Transaction or otherwise encourage or assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (ii) initiate a vote or action by written consent in lieu of a Company Stockholders' Meeting; or (iii) become a member of a "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of the Company, as applicable, with respect to any Competing Transaction or Frustrating Transaction.

(b)   Subject to Section 8 hereof, the Stockholder shall not, and shall not permit any representative of the Stockholder to, directly or indirectly: (i) solicit, initiate, participate in, knowingly encourage or otherwise facilitate, directly or indirectly, any inquiries relating to, or the making of, any offer or proposal for a Competing Transaction; or (ii) engage in any negotiations concerning, or provide any information or data to, or have any discussions with, any Person relating to any offer or proposal for a Competing Transaction that may reasonably be expected to lead to an offer or proposal for a Competing Transaction.

Section 8.   Stockholder Capacity.   Notwithstanding anything else in this Agreement to the contrary, Parent acknowledges and agrees that: (a) the Stockholder does not make any agreement or understanding in any capacity other than in the Stockholder's capacity as stockholder of the Company; (b) the Stockholder executes this Agreement solely in the Stockholder's capacity as a stockholder of the Company and nothing herein shall limit or affect any actions or inactions taken by the Stockholder in the Stockholder's capacity as an officer or director of the Company in conformity with the Merger Agreement; (c) the Stockholder, in the Stockholder's capacity as an officer or director of the Company, may provide information end engage in discussions with a third party, to the extent that the Company is permitted to do so under Section 6.3 of the Merger Agreement; and (d) the Stockholder shall have no liability to Parent or any of Parent's affiliates under this Agreement as a result of any action or inaction by the Stockholder, in the Stockholder's capacity as an officer or director of the Company, to the extent taken in accordance with Section 6.3 of the Merger Agreement.

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Section 9.   Certain Events. The Stockholder agrees to notify Parent promptly in writing of (a) the number of any additional shares of Company Stock, options to purchase shares of Company Stock or other securities of the Company, if any, acquired by the Stockholder after the date hereof, and (b) with respect to the subject matter contemplated by Section 7, any such inquiries, offers or proposals which are received by, any such information or data which is requested from, and any such negotiations or discussions which are sought to be initiated or continued with, the Stockholder.

Section 10.   Miscellaneous.

(a)   Nonsurvival of Representations and Warranties. The representations and warranties contained in this Agreement shall terminate immediately after the Effective Time of the Merger.

(b)   Further Assurances. The Stockholder shall, upon request of Parent, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions hereof.

(c)   Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earliest of: (a) the Effective Time of the Merger; (b) the termination of the Merger Agreement; and (c) the mutual agreement of the parties to terminate this Agreement; provided, however, that Section 11(d) shall survive any termination of this Agreement, and such termination shall not relieve any party for any willful and material breach of this Agreement prior to such termination.

(d)   Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely by the party which has incurred such fees, costs and expenses.

(e)   No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(f)   Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another shall be in writing and delivered personally or by confirmed facsimile transmission or sent by a recognized overnight courier service or by registered or certified mail, postage prepaid, with return receipt requested, addressed as follows:

6

If to the Stockholder, to:

> Robert W. Pawlak
> 15409 Cornflower Court
> Westfield, IN 46074
> Facsimile Number: (317) 616-7077

with a copy to:

> Porter Wright Morris & Arthur LLP
> 925 Euclid Avenue
> Suite 1700
> Cleveland, OH 44115-1483
> Attention: Michael A. Ellis
> Facsimile Number: (216) 443-9011

If to Parent, to:

> Graco Inc.
> 88 11th Avenue Northeast
> Minneapolis, MN 55413
> Attention: General Counsel
> Facsimile Number:

with a copy to:

> Lindquist & Vennum P.L.L.P.
> 80 South 8th Street
> Minneapolis, MN 55402
> Attention: Robert L. Thompson
> Joseph J. Humke
> Facsimile Number: (612) 371-3207

(g)   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(h)   Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which, taken together, shall constitute one original document and shall become effective when one or more counterparts have been signed by the appropriate parties and delivered to each party hereto.

(i)   Integration. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

(j)   No Third-Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action to any Person other than the parties hereto.

(k)   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

(l)   Assignment. All terms and conditions of this Agreement shall be binding upon and shall inure, to the extent permitted by law, to the benefit of the parties hereto and their respective permitted transferees and successors and permitted assigns; provided, however, that this Agreement and all rights, privileges, duties and obligations of the parties hereto, without the prior written approval of the other parties hereto, may not be transferred, assigned or delegated by any party hereto (by operation of law or otherwise) and any such attempted transfer, assignment or delegation shall be null and void.

(m)   Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States, this being in addition to any other remedy to which they are entitled at law or in equity.

(n)   Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(n).

(o)   Jurisdiction and Venue. Each of the parties hereto (i) consents to submit himself, herself or itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any

8

dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that he, she or it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that he, she or it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (iv) consents to service being made through the notice procedures set forth in Section 10(f). Each of the Stockholder and Parent hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10(f) shall be effective service of process for any claim, action, suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

(p)   Amendment. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

(q)   Representation by Counsel; Construction. Each of the parties to this Agreement was represented by his, her or its own counsel in connection with this Agreement and had the opportunity to discuss with such counsel the terms hereof. This Agreement has been drafted with the joint participation of each of the parties hereto and shall be construed to be neither against nor in favor of any party hereto, but rather in accordance with the fair meaning hereof.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Stockholder have caused this Voting and Support Agreement to be duly executed and delivered as of the date first written above.

PARENT:

GRACO INC.

_____

By: Patrick J. McHale
Its: President and Chief Executive Officer

STOCKHOLDER:

_____

Robert W. Pawlak

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Schedule 1 to Voting and Support Agreement

53,668 shares of Cohesant Technologies Inc. Common Stock owned directly by Robert W. Pawlak.

4,534 shares of Cohesant Technologies Inc. Common Stock through Cohesant Technologies Inc. (and Subsidiaries) Employee 401(k) Profit Sharing Plan.

11

Exhibit 5

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this "Agreement") is entered into as of December 3, 2007, by and between GRACO INC., a corporation incorporated under the laws of the State of Minnesota ("Parent"), and the undersigned stockholder (the "Stockholder") of COHESANT TECHNOLOGIES INC., a corporation incorporated under the laws of the State of Delaware (the "Company").

W I T N E S S E T H:

WHEREAS, the Stockholder is, as of the date hereof, the record and/or beneficial owner of the number of shares of the common stock, par value $0.001 per share, of the Company (the "Company Common Stock") and preferred stock, par value $0.001 per share, of the Company (the "Company Preferred Stock"; and, together with the Company Common Stock, the "Company Stock"), set forth on Schedule 1 hereto (the "Existing Shares," and together with any shares of Company Stock acquired by the Stockholder after the date of this Agreement, whether upon the exercise of options to purchase shares of Company Stock or otherwise, the "Shares").

WHEREAS, concurrently herewith, Parent, Graco Indiana Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), the Company, CIPAR, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and GlasCraft, Inc., an Indiana corporation and wholly owned subsidiary of the Company ("Company Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, (i) for Merger Sub to merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger") and (ii) for each share of Company Stock to be converted into a right to receive a cash payment, all upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, the Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

Section 1.   Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement.

Section 2.   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)   The Existing Shares are, and any additional shares of Company Stock acquired by the Stockholder after the date hereof and prior to the Effective Time of the Merger will be, owned of record and/or beneficially by the Stockholder, free and clear of all

Encumbrances other than Encumbrances created by this Agreement. As of the date hereof, the Existing Shares as set forth on <u>Schedule 1</u> constitute all of the shares of Company Stock held of record, beneficially owned by, or for which voting power or disposition power is held or shared by the Stockholder. The Stockholder has, and at all times during the term hereof will have, sole voting and dispositive power over all of the Shares, and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualification or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(b)   The Stockholder has the legal capacity to execute and deliver this Agreement, to perform the Stockholder's obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent transfer, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c)   Neither the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of his or her obligations hereunder, nor the consummation of the transactions contemplated hereby will (i) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which the Stockholder is a party or by which the Stockholder or the Stockholder's properties or assets is bound; (ii) violate any order, writ, injunction, decree, statute, rule or regulation ("<u>Law</u>") applicable to the Stockholder; or (iii) result in the creation or imposition of any Encumbrance on the Stockholder's properties or assets (except for any such Encumbrances created by this Agreement), except for any of the foregoing as would not and would not reasonably be expected to, individually or in the aggregate, materially impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.   <u>Representations and Warranties of Parent</u>. Parent hereby represents and warrants to the Stockholder as follows:

(a)   Parent has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Minnesota. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent.

(b)   This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Stockholder, constitutes a valid and binding obligation of Parent, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent conveyance, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c)   Neither the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, nor the consummation of the transactions contemplated hereby, will (i) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which Parent is a party or by which Parent or its properties or assets is bound; (ii) violate any Law applicable to Parent; or (iii) result in the creation or imposition of any Encumbrance on Parent's properties or assets, except for any of the foregoing as would not and would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 4.   Transfer of the Shares. During the term of this Agreement, the Stockholder agrees that, except pursuant to this Agreement or upon the written consent of Parent, the Stockholder will not transfer, assign, sell, gift-over, pledge, or otherwise dispose of or encumber ("Transfer"), or enter into any contract, arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement, or otherwise) of, any of the Shares or any options to acquire shares of Company Stock acquired beneficially or of record by the Stockholder after the date hereof, or any interest therein.

Section 5.   Voting Arrangements.

(a)   During the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, with respect to outstanding Shares owned beneficially or of record by the Stockholder, the Stockholder shall: (i) appear at such meeting or otherwise cause such Shares to be counted as present thereat for purposes of establishing a quorum; (ii) vote or cause to be voted such Shares in favor of (A) the Restructuring and the Spin Off (to the extent to be voted upon by the Company's stockholders) and (B) the Merger and the approval and adoption by the Company's stockholders of the "agreement of merger" (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement, and any action required in furtherance thereof; and (iii) vote or cause to be voted, or execute consents in respect of, such Shares against (A) any Competing Transaction (as hereinafter defined) or (B) any proposal, action or transaction involving the Company or any of the stockholders of the Company which could reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or by this Agreement or to deprive Parent of any material portion of the benefits anticipated by Parent to be received from the consummation of the transactions contemplated by the Merger Agreement or this Agreement, or change in any manner the voting rights of the Company Stock (collectively, "Frustrating Transactions") presented to the stockholders of the Company (regardless of any recommendation of the Board of Directors of the Company) or in respect of which vote or consent of the Stockholder is requested or sought. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving Company and any Person other than Parent or any of its Affiliates: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 15% or more of the consolidated assets of Company; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 15% or more of the voting power of Company; or a tender offer or exchange offer for at least 15% of the outstanding shares of Company; or any other acquisition in any manner of an equity interest representing a 15% or more economic or voting interest in Company, or of assets, securities or other ownership interests of or in Company representing 15% or more of the consolidated assets of Company.

(b)   Irrevocable Proxy.

(i)   As security for the Stockholder's obligations under Section 5(a), the Stockholder hereby irrevocably constitutes and appoints Parent as the Stockholder's attorney and proxy in accordance with the DGCL, with full power of substitution and resubstitution, to vote the Shares owned beneficially or of record by the Stockholder as indicated in Section 5(a). Such irrevocable proxy will expire automatically and without further action by the parties upon termination of this Agreement.

(ii)   The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to induce Parent to enter into the Merger Agreement and to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section or in Section 8 hereof, is intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL. If for any reason the proxy granted herein is not irrevocable, then the Stockholder agrees to vote the outstanding Shares owned beneficially or of record by the Stockholder in accordance with Section 5(a) above as instructed by Parent in writing.

(c)   No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for actions taken in furtherance of this Agreement, the Stockholder (i) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Shares owned beneficially or of record by the Stockholder, and (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares owned beneficially or of record by the Stockholder. During the term of this Agreement, the Stockholder shall not take any action that would in any way restrict, limit or interfere with the performance of the Stockholder's obligations hereunder or the consummation of the transactions contemplated hereby on a timely basis.

Section 6.   Appraisal Rights. The Stockholder hereby waives any and all appraisal, dissenter's and similar rights that the Stockholder may have with respect to the Restructuring, the Spin Off, the Merger or the other transactions contemplated by the Merger Agreement pursuant to the DGCL or any other Law.

Section 7.   No Solicitation.

(a)   Subject to Section 8 hereof, the Stockholder shall not, and shall not permit any representative of the Stockholder to, directly or indirectly: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Competing Transaction or a Frustrating Transaction or otherwise encourage or assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (ii) initiate a vote or action by written consent in lieu of a Company Stockholders' Meeting; or (iii) become a member of a "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of the Company, as applicable, with respect to any Competing Transaction or Frustrating Transaction.

(b)   Subject to Section 8 hereof, the Stockholder shall not, and shall not permit any representative of the Stockholder to, directly or indirectly: (i) solicit, initiate, participate in, knowingly encourage or otherwise facilitate, directly or indirectly, any inquiries relating to, or the making of, any offer or proposal for a Competing Transaction; or (ii) engage in any negotiations concerning, or provide any information or data to, or have any discussions with, any Person relating to any offer or proposal for a Competing Transaction that may reasonably be expected to lead to an offer or proposal for a Competing Transaction.

Section 8.   Stockholder Capacity. Notwithstanding anything else in this Agreement to the contrary, Parent acknowledges and agrees that: (a) the Stockholder does not make any agreement or understanding in any capacity other than in the Stockholder's capacity as stockholder of the Company; (b) the Stockholder executes this Agreement solely in the Stockholder's capacity as a stockholder of the Company and nothing herein shall limit or affect any actions or inactions taken by the Stockholder in the Stockholder's capacity as an officer or director of the Company in conformity with the Merger Agreement; (c) the Stockholder, in the Stockholder's capacity as an officer or director of the Company, may provide information end engage in discussions with a third party, to the extent that the Company is permitted to do so under Section 6.3 of the Merger Agreement; and (d) the Stockholder shall have no liability to Parent or any of Parent's affiliates under this Agreement as a result of any action or inaction by the Stockholder, in the Stockholder's capacity as an officer or director of the Company, to the extent taken in accordance with Section 6.3 of the Merger Agreement.

Section 9.   Certain Events. The Stockholder agrees to notify Parent promptly in writing of (a) the number of any additional shares of Company Stock, options to purchase shares of Company Stock or other securities of the Company, if any, acquired by the Stockholder after the date hereof, and (b) with respect to the subject matter contemplated by Section 7, any such inquiries, offers or proposals which are received by, any such information or data which is requested from, and any such negotiations or discussions which are sought to be initiated or continued with, the Stockholder.

Section 10.   Miscellaneous.

(a)   Nonsurvival of Representations and Warranties. The representations and warranties contained in this Agreement shall terminate immediately after the Effective Time of the Merger.

(b)   Further Assurances. The Stockholder shall, upon request of Parent, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions hereof.

(c)   Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earliest of: (a) the Effective Time of the Merger; (b) the termination of the Merger Agreement; and (c) the mutual agreement of the parties to terminate this Agreement; provided, however, that Section 11(d) shall survive any termination of this Agreement, and such termination shall not relieve any party for any willful and material breach of this Agreement prior to such termination.

(d)   Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely by the party which has incurred such fees, costs and expenses.

(e)   No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(f)   Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another shall be in writing and delivered personally or by confirmed facsimile transmission or sent by a recognized overnight courier service or by registered or certified mail, postage prepaid, with return receipt requested, addressed as follows:

If to the Stockholder, to:

Clarion Capital Corporation
3690 Orange Place
Suite 400
Beachwood, OH 44122
Facsimile Number: (216) 896-1261

with a copy to:

Porter Wright Morris & Arthur LLP
925 Euclid Avenue
Suite 1700

Cleveland, OH 44115-1483
Attention: Michael A. Ellis
Facsimile Number: (216) 443-9011

If to Parent, to:

Graco Inc
88 11th Avenue Northeast
Minneapolis, MN 55413
Attention: General Counsel
Facsimile Number:

with a copy to:

Lindquist & Vennum P.L.L.P.
80 South 8th Street
Minneapolis, MN 55402
Attention: Robert L. Thompson
             Joseph J. Humke
Facsimile Number: (612) 371-3207

(g)   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(h)   Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which, taken together, shall constitute one original document and shall become effective when one or more counterparts have been signed by the appropriate parties and delivered to each party hereto.

(i)   Integration. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

(j)   No Third-Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action to any Person other than the parties hereto.

(k)   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

(l)   Assignment. All terms and conditions of this Agreement shall be binding upon and shall inure, to the extent permitted by law, to the benefit of the parties hereto and their respective permitted transferees and successors and permitted assigns; provided, however, that this Agreement and all rights, privileges, duties and obligations of the parties hereto, without the prior written approval of the other parties hereto, may not be transferred, assigned or delegated by any party hereto (by operation of law or otherwise) and any such attempted transfer, assignment or delegation shall be null and void.

(m)   Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States, this being in addition to any other remedy to which they are entitled at law or in equity.

(n)   Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(n).

(o)   Jurisdiction and Venue. Each of the parties hereto (i) consents to submit himself, herself or itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that he, she or it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that he, she or it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (iv) consents to service being made through the notice procedures set forth in Section 10(f). Each of the Stockholder and Parent hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10(f) shall be effective service of process for any claim, action, suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

(p)   Amendment. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

(q)   <u>Representation by Counsel; Construction</u>. Each of the parties to this Agreement was represented by his, her or its own counsel in connection with this Agreement and had the opportunity to discuss with such counsel the terms hereof. This Agreement has been drafted with the joint participation of each of the parties hereto and shall be construed to be neither against nor in favor of any party hereto, but rather in accordance with the fair meaning hereof.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Stockholder have caused this Voting and Support Agreement to be duly executed and delivered as of the date first written above.

PARENT:

GRACO INC.

_____

By: Patrick J. McHale
Its: President and Chief Executive Officer

STOCKHOLDER:

CLARION CAPITAL CORPORATION

_____

By: Morton A. Cohen
Its: Chief Executive Officer

Schedule 1 to Voting and Support Agreement

1,175,980 shares of Cohesant Technologies Inc. Common Stock



December 13, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Ladies and Gentlemen:

Enclosed is a Schedule 13D filed in reference to the Agreement and Plan of Merger among Graco Inc., Graco Indiana Inc., Cohesant Technologies, Inc., Cipar Inc. and Glascraft Inc.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel and Secretary

KPG:nas

Enclosures